SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003
_____

 AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
 South Africa
(Address of Principal Executive Offices)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND YEAR MONTHS ENDED 31 DECEMBER 2001, PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT

ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

FOR THE QUARTER AND YEAR ENDED
31 DECEMBER 2001

Another solid quarter, completes a good year

Group results for the quarter

- Headline earnings (before unrealised hedging activities) up 16% to $88 million or in rand terms up by 45% to R924 million
- Total cash costs down from $176/oz to $159/oz
- Operating profit up 13% to $153 million (or 43% to R1,621 million)
- Bid for Normandy Mining Limited unsuccessful but value-adding growth strategy continues

… and for the year

- Headline earnings (before unrealised hedging activities) increased 13% to $286 million (or 43% to R2,536 million) despite gold production reducing 4%, largely due to sale of Elandsrand and Deelkraal
- Total cash costs down 16% to $178/oz
- Operating profit up 12% to $522 million (or 41% to R4,617 million)
- Africa region increased production by 137%
- Final dividend of R11.00 per share ($0.48 per ADS), giving an annualised yield of 4.7% at R468 per share ($20.36 per ADS)

Regional operating results for the quarter

SOUTH AFRICA

- Operating profit up 50% to R1,074 million ($101 million)
- Total cash costs steady in local currency terms at R49,757 and down 16% in dollars to $154/oz
- Disappointing safety performance
- Announcement of the sale of Free State assets to Harmony and ARM joint venture

AFRICA

- Record 233,000 attributable ounces production – up 2% on previous quarter
- Operating profit up 14% to $25 million
- Total cash costs up 5% to $138/oz

NORTH AMERICA

- Operating difficulties experienced during the quarter
- Operating profit down to $1 million
- Gold production down 21% to 106,000 ounces
- Total cash costs up 18% to $235/oz

SOUTH AMERICA

- Gold production up 4% to 116,000 ounces
- Operating profit up 13% to $18 million
- Total cash costs down 4% to $123/oz

AUSTRALIA

- Production down 7% on previous quarter due to mine closures
- Total cash costs down 7% to $183/oz (A$357/oz)
- Operating profit up 14% to $8 million (A$16 million)
- Boddington ceased production during the quarter
- Sunrise Dam expansion complete with first additional ounces mined during the quarter

		Quarter ended Dec 2001	Quarter ended Sept 2001	Year ended Dec 2001	Year ended Dec 2000	Quarter ended Dec 2001	Quarter ended Sept 2001	Year ended Dec 2001	Year ended Dec 2000
		Rand/Metric				Dollar/Imperial			
Gold									
Produced	- kg/oz 000	**53,471**	55,440	**217,203**	225,295	**1,719**	1,782	**6,983**	7,243
Revenue	- R/kg/$/oz sold	**92,544**	77,635	**79,384**	67,158	**280**	288	**286**	308
Total cash costs	- R/kg/$/oz produced	**51,710**	47,687	**48,828**	46,404	**159**	176	**178**	213
Total production costs	- R/kg/$/oz produced	**62,995**	57,046	**58,579**	53,334	**193**	211	**213**	245
Operating profit	- R/$ million	**1,621**	1,136	**4,617**	3,273	**153**	135	**522**	468
Net profit	- R/$ million	**895**	439	**2,180**	1,116	**86**	53	**245**	166
Headline earnings	- R/$ million	**971**	491	**2,476**	1,773	**94**	59	**281**	254
Headline earnings before unrealised hedging activities	- R/$ million	**924**	637	**2,536**	1,773	**88**	76	**286**	254
Capital expenditure	- R/$ million	**815**	631	**2,567**	2,063	**82**	75	**298**	304
Net earnings (basic)	- cents per share	**835**	410	**2,035**	1,043	**80**	50	**229**	155
Headline earnings	- cents per share	**906**	459	**2,311**	1,658	**88**	55	**262**	237
Headline earnings before unrealised hedging activities	- cents per share	**862**	595	**2,367**	1,658	**82**	71	**267**	237
Dividends	- cents per share			**1,800**	1,400			**181**	190

Certain forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

Throughout this document, $ refers to US dollars, unless otherwise stated.



Published by AngloGold

PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

LETTER FROM THE CHAIRMAN AND DEPUTY CHAIRMAN

Dear Shareholder,

The December quarter was notable for continued sound performances from most of AngloGold's operations, the sudden and significant devaluation of the rand, and the bid for Normandy.

The fourth quarter of 2001

In operating terms, AngloGold's fourth quarter for 2001 was pleasing overall. While production fell 4% to 1.72 million ounces, largely as a result of a disappointing performance from the North American operations and lower grades and mining volumes from two of the South African region's largest producers, costs were well contained in local currency terms. However, with the 20% devaluation of the rand over the quarter, dollar-denominated total cash costs were dramatically reduced by $17 per ounce to $159 per ounce.

In financial terms, the combination of rigorous cost controls and the lower rand value contributed to a 13% improvement in operating profit to $153 million and a 16% increase in headline earnings, before unrealised hedging activities, to $88 million. This good performance has yielded returns on net capital employed and shareholders' equity for the quarter of 16% and 20% respectively, putting the company well on track to meet its own ambitious returns and targets.

AngloGold has sold forward part of its South African production in rand denominated contracts for many years now. The company certainly did not anticipate the very sharp drop in the rand value against the dollar, and other hard currencies, which occurred during this quarter. Clearly the extent of these rand-priced contracts has limited the extent of the benefit derived by AngloGold from the significantly lower rand/dollar exchange rate. The dislocation of the rand during this quarter required active management of the portion of the hedge book priced in rands, delivering into contracts and restructuring the hedge. This has left the book substantially less exposed to further declines in the local currency and, going forward, management intends to continue to reduce the rand component of its forward contracts. Additionally, we have also continued to reduce our overall hedge position during this quarter; the cumulative reduction over the past 12 months has been some 3.5 million ounces.

The year ended 31 December 2001

Turning to AngloGold's performance during the year ended 31 December 2001, gold production declined by 4% as a result of the sale of the Elandsrand and Deelkraal mines. Improvements in cost control and productivity and the devaluation of the rand led to a 16% improvement in total cash costs from $213 per ounce to $178 per ounce, lifting operating profit by 12% to $522 million.

AngloGold is declaring a final dividend for the half-year of R11.00 per share, which, in dollar terms, is equal to 48 US cents per ADS, using an illustrative exchange rate of R11.495 to the dollar — the rate on 30 January 2002, and represents an annualised dividend yield of 4.7% calculated on a share price of R468 per share (or $20.36 per ADS), the closing JSE price on 30 January

2002. This announcement is consistent with AngloGold's established practice of paying most of the company's earnings back to shareholders, after allowing for organic growth.

Normandy

We were, of course, disappointed to have lost in our bid for Normandy but we are confident that, given the level of the offer price, the decision to withdraw from the transaction was made on sound business logic. On 21 January we sold our 7.1% interest in Normandy for $159 million and intend to use the proceeds to repay debt, thereby strengthening our balance sheet. The company's value-adding growth strategy remains a core focus going forward and we will continue to look for additional opportunities to grow our business, through organic growth, focused exploration and a disciplined approach to opportunistic asset purchases as well as through value-driven corporate mergers and acquisitions.

Sale of the Free State assets – South Africa

The announcement of the sale of the Free State assets during the quarter was driven by the need to consolidate the central Free State gold mines under common ownership and management, which has now been largely achieved. This common ownership and management allows these assets optimal future life, to the benefit of all Free State gold stakeholders. For AngloGold it creates a South African asset base which is low cost, high margin and long life. Indeed, our remaining South African assets, with the exception of the end of life operations Savuka and Ergo are now all world-class.

Outlook for 2002

Following the disposal of its operations in the South African Free State and the closure of end-of-life assets, AngloGold expects annual gold production for 2002 to reduce to 5.8 million ounces, at a cash cost of $154 per ounce. Capital expenditure for the year 2002 is expected to be $268 million.

BOBBY GODSELL
Chairman and Chief Executive Officer

RUSSELL EDEY
Deputy Chairman

30 January 2002

OPERATING AND FINANCIAL REVIEW

OVERVIEW

The quarter

AngloGold reports the fourth satisfactory quarter in succession, with headline earnings (before unrealised hedging activities) increasing by 16% to $88 million (or 45% to R924 million). This quarter saw stable production and lower unit costs, further assisted by the devaluation of the rand. Gold production, although 4% down on the previous quarter at 1.72 million ounces, was better than planned and total cash costs were well controlled, falling 10% from $176 per ounce to $159 per ounce.

In South Africa, Great Noligwa and Kopanang had production levels below an exceptional third quarter due to lower mining volumes and grades. The North American mines continue to have operating difficulties and in Australia, the Boddington and Tanami operations closed earlier than anticipated.

In South Africa, costs were held steady in local currency terms, quarter-on-quarter, despite a reduction in gold produced. Operating profit increased by 13% ($18 million) to $153 million (or 43% to R1,621 million). Return on net capital employed and return on shareholders' equity increased accordingly, to 16% and 20% respectively.

The year

For the year ended 31 December 2001, gold production declined by 4% as a result of the sale of the Elandsrand and Deelkraal mines. This was partially offset by a 137% increase in production from the Africa region, with the full inclusion of Geita and Morila. Improvements in cost control and productivity assisted by the devaluation of the rand, resulted in total cash costs improving by 16%, from $213 per ounce to $178 per ounce, lifting operating profit by 12% to $522 million (or 41% to R4,617 million). Headline earnings (before unrealised hedging activities) increased by 13% to R286 million (or 43% to R2,536 million).

SOUTH AFRICA

Overall performance

This was another good quarter for South Africa with production and productivity only showing a marginal decline compared with the previous excellent quarter.

The impact of the 16% increase in the price received is reflected in the 50% or R359 million ($16 million) improvement in operating profit to R1,074 million ($101 million).

Management's commitment to containing operating costs is once again evident in the total cash costs, which were held steady at R49,757 per kilogram. (down 16% in dollar terms to $154 per ounce).

Productivity indices, expressed in grams per employee as well as square metres per employee, both showed slight deteriorations of 1% and 3% respectively over the previous quarter despite the 2% reduction in the number of employees.

Tragically, during the month of December, ten employees lost their lives in six mine accidents, taking the total number of fatalities for the quarter to 14. The number of fatal incidents recorded for the year decreased from 49 in 2000 to 43 in 2001.

The effects of seismicity remain a major threat facing the region in respect of safety. A research and development project entitled *Hazmap* has been initiated, which will use a multi-dimensional modelling approach to improve the ability to forecast where underground teams may be exposed to undue risk. ISS International, an AngloGold subsidiary, has been contracted to manage the monitoring of seismicity.

On a positive note, Moab Khotsong recorded 1 million fatality-free shifts on 9 November. Its lost-time injury frequency (LTIF) rate of 4.65 for the year, improving on the rate of 5.44 for 2000, is well below the Ontario benchmark of 6.5. Kopanang achieved 2 million fatality-free shifts on 15 November, while TauTona was awarded the Mine Health and Safety Council Flag award for deep-level mines for the second consecutive year. Safety will continue to be a high priority during 2002.

The year 2001 began with the sale of the Elandsrand and Deelkraal operations. Despite these activities, the South African region recorded a 39% increase in operating profit to R2,947 million ($331 million). Area mined fell by 22% (5% excluding closure and sold operations) and gold produced was reduced by 748,000 ounces (14%) to 4,670,000 ounces, which is mainly attributable to the closure or selling of operations. Total cash costs for the year were up 3%, from R48,395 per kilogram to R50,065 per kilogram, but decreased in dollar terms from $217 per ounce to $184 per ounce, compared to a 6.5% inflation rate for the period and wage

2

increases in the order of 8%. Productivity indices, expressed in grams per employee and square metres per employee, showed a 10% improvement and a 1% reduction respectively.

In November, AngloGold announced that it would sell its Free State assets to ARM and Harmony for R2.2 billion. On fulfilment of the conditions of sale, AngloGold will be paid R1.8 billion, with the balance of R400 million payable in three years' time. In 2001, the Free State operations produced 17% of AngloGold's worldwide production but only 9% of its EBITDA. Taken over the 12 months to December 2001, the sale would have the effect of lowering AngloGold's total cash costs for its remaining worldwide assets by 4% — from $178 per ounce to $170 per ounce.

Mine performance for the quarter

Great Noligwa was unable to maintain its remarkable performance of the previous quarter because of lower volumes mined (4%) and lower reef values (11%). Year-on-year, grades were constant at 12.3 grams per tonne. However, the total cash costs were reduced by 2% to R31,027 per kilogram, which at the current exchange rate is equivalent to $97 per ounce. Operating profit was R403 million ($39 million), up 20% on the previous quarter.

At **Kopanang,** the quarter was highlighted by the outstanding achievement of 2 million fatality-free shifts — the first time that an AngloGold operation has achieved this significant milestone. Area mined fell by 12% from the previous excellent quarter, which together with the 11% drop in yield from mining lower values than planned, resulted in a reduction of 11% in gold produced. Despite this, operating profit increased by 31%, with total cash costs at R46,062 per kilogram ($144 per ounce) reflecting a 2% improvement.

Following a poor third quarter performance, **Tau Lekoa** focused attention on mining values and metallurgical processes and tabled a 4% improvement in volume mined, a 23% improvement in yield and a 27% increase in gold production. Total cash costs were reduced by 16% to R55,573 per kilogram ($173 per ounce), which helped to effect a turnaround from an operating loss of R15 million ($2 million) in September to an operating profit of R52 million ($5 million) for the quarter.

Gold production at **TauTona** decreased by 5% to 4,781 kilograms (154,000 ounces) following a lower Mine Call Factor and a drop in grade experienced in the Upper Carbon Leader. Total cash costs increased by 6% to R43,917 per kilogram ($135 per ounce). Operating profit showed a 24% improvement.

Savuka's production fell short of planned levels and was down on the previous quarter. Both yield and gold production fell by 5% and 1% respectively, following increased damage from seismicity. Total cash costs per kilogram increased to R73,341 per kilogram ($225 per ounce) following increased expenditure on development and the maintenance of major equipment in anticipation of an extended life of mine. The operation achieved a R16 million ($1 million) operating profit.

As anticipated, **Mponeng** showed further improvements over the previous quarter with mined volumes up 1%, yield up 1% and gold production up 3%. This was mainly because of the availability of new panels in the recently holed raise lines. Total cash costs fell by 1% to R56,391 per kilogram ($173 per ounce) and operating profit improved by R41 million ($3 million) to R52 million ($5 million).

At **Bambanani,** production volumes were affected by two fires and a major seismic event on 21 November, which resulted in the deaths of three employees. Mined volume decreased by 7% but was offset to a significant degree by an increased yield (4%) to reach the gold production level of the previous quarter. Total cash costs increased to R67,205 per kilogram ($206 per ounce), with operating profit rising to R33 million ($3 million).

Tshepong had another excellent quarter, with production on a par with the previous quarter. Although still above target, there was a drop in recovered grade (down by 3%). Total cash costs increased marginally to R50,940 per kilogram ($156 per ounce) with operating profit up 63% to R73 million ($7 million).

Matjhabeng and **Joel** both posted improved operating results.

At **Ergo,** gold production fell only marginally despite the closure of Daggafontein and production disruptions from power failures and excessive rainfall. This was achieved through improved head grade, higher metallurgical efficiency and the gold recovered from the toll treatment of loaded carbon material. Operating profit increased by 84% to R58 million ($5 million).

AFRICA

The Africa region includes all operations on the continent outside of South Africa.

Overall performance

The Africa region returned to the performance levels of earlier in 2001 by producing a record 233,000 attributable ounces and an operating profit of $25 million — increases of 2% and 14% respectively on the September quarter. Total cash costs were

5% higher at $138 per ounce. The region continued its good safety performance with only four lost-time injuries recorded for the quarter.

For the year, the region performed very well with a total of 868,000 attributable ounces, including production from Geita and Yatela for the first time and Morila for its first full year. Total cash costs for the year were $129 per ounce.

Operating profit for the year improved by 93% or $42 million to $87 million.

Mine performance for the quarter

An improved performance at **Sadiola** (38% attributable) led to a 17% increase in production to 55,000 ounces, largely as a result of improved grades. Total cash costs improved by 4% to $131 per ounce. Sadiola had an outstanding year in terms of safety, with no lost-time injuries recorded for 2001. A project is under way to convert the process plant to treat sulphide ore from the first quarter of 2002, which will enable the mine to sustain gold production volume. Exploration in the oxide ore continues to prove successful and exploration drilling in the hard sulphide is in the process of evaluation for economic extraction.

Since first production in mid-2001, **Yatela** (40% attributable) has exceeded expectations in production, costs and safety and is currently in the process of an internal post-project performance testing. Production in the fourth quarter increased to 28,000 attributable ounces, 12% up on the previous quarter. Total cash costs increased by 3% to $151 per ounce. Yatela has continued its excellent safety performance having recorded only one lost-time injury since commissioning in June 2001.

A 3% increase in plant throughput was achieved at **Morila** (40% attributable) during the quarter, however a 14% planned reduction in grade to 5.8 grams per tonne resulted in an 11% drop in gold production to 58,000 ounces (attributable). Grades are expected to remain at this level for the first half of 2002 prior to the mining of higher grades from the second pit, resulting in an expected overall improvement in annual production levels for 2002. Total cash costs for the quarter increased by 13% to $117 per ounce largely as a result of the decrease in production in the fourth quarter.

Gold production at **Geita** (50% attributable) decreased by 4% to 69,000 attributable ounces. Increased plant throughput of 12%, at 596,000 tonnes, was largely offset by a 14% reduction in recovered grade to 3.6 grams per tonne, caused by planned mining of lower grade ore in the Nyankanga Pit.   Gold production levels achieved in 2001 are expected to be repeated in 2002.   Total cash costs increased by 9% to

$163 per ounce for the quarter due to the decreased production and contract payment adjustments during the quarter.

An all-time record quarter was achieved by **Navachab** with a 15% improvement in production to 23,000 ounces and total cash costs of $142 per ounce, 22% lower than in the third quarter. This record production was mainly as a result of higher than expected grades. An exploration programme has been designed to assess upside potential during 2002.

NORTH AMERICA

Overall performance

The North America operations had a difficult quarter due to severe winter weather, a fire in the roaster at Jerritt Canyon and ongoing technical problems associated with the leach pad at Cripple Creek & Victor (CC&V).   Operating profit decreased to $1 million due to a significant decline in gold production.   Reduced gold production of 106,000 ounces for the quarter also contributed to higher total cash costs of $235 per ounce.

During 2001, approval for the $195 million CC&V expansion plan was granted.   The project is described in the "Value-Adding Growth" section of this report.

Operating profit for the year of $16 million is 16% lower than in 2000 with total cash costs increasing by 6% to $211 per ounce.

Mine performance for the quarter

Production at **Cripple Creek & Victor** (67% attributable — effectively 100% — see Note 4 on page 12 was 26% lower for the quarter at 45,000 ounces due to ongoing technical problems with the leach pad. As a result of the decreased production, total cash costs were 10% higher than in the third quarter at $212 per ounce.   During 2001, the Colorado Mining Association and the Colorado Division of Minerals and Geology recognised the CC&V mine as the safest surface mine in the State of Colorado.

Jerritt Canyon's (70% attributable) production was 18% lower quarter-on-quarter at 61,000 attributable ounces.   Fire caused a roaster shutdown and adverse weather conditions, including significantly higher than normal snowfall, caused a reduction in mill throughput. Total cash costs were 24% higher quarter-on-quarter at $248 per ounce because of the decrease in production, repair of the roaster fire damage and higher wet ore handling costs. SSX mine received the Mine Safety and Health Administration's Sentinels of Safety award as the safest underground metal group mine in the United States.

SOUTH AMERICA

Overall performance

During the quarter, gold production in the South America region increased by 4% to 116,000 ounces with operating profit improving by 13% to $18 million. Total cash costs were reduced by 4% to $123 per ounce, mainly as a result of increased production.

Despite good performances by all three operations in South America during 2001, operating profit for the year was 9% down on 2000 at $63 million. Higher ounces sold offset a lower realised price, while total cash costs were 7% lower at $134 per ounce. Gold production for 2001 was the same as 2000 at 441,000 ounces with silver production 35% higher at Cerro Vanguardia.

Mine performance for the quarter

Operating profit was 8% higher ($7 million) at **Morro Velho**, largely as a result of increased gold sales and higher received price. Production increased by 6% to 56,000 ounces with average grade at 6.9 grams per tonne (1% higher). Safety has improved to a LTIF rate of 9.06, although this is still above the Ontario benchmark of 6.5.

Serra Grande's (50% attributable) operating profit declined by 3% as a result of a 12% decrease in the gold sold. This was partially offset by a higher received price. A planned decrease in production, due to mining a lower grade ore zone, saw Serra Grande's ounces fall by 12% to 22,000 attributable ounces. Good safety performances saw the LTIF rate at just outside of the Ontario benchmark of 6.5.

At **Cerro Vanguardia** (46.25% attributable), production increased during the quarter by 12% to 38,000 attributable ounces as a result of higher tonnage treated with grades running 2% below those of last quarter. Operating profits were 35% higher as a result of increased gold sold and higher received prices. LTIF rate is currently running at 7.54 compared to the Ontario benchmark of 6.5.

AUSTRALIA

Overall performance

Production for the quarter of 124,000 ounces was 7% below output in the September quarter, with the loss of production attributable to the closure of the Tanami and Boddington oxide mines during the quarter. Despite lower gold production for the quarter, total cash costs fell by 7% to A$357

($183) per ounce. Operating profit for the quarter improved by 14% to A$16 million ($8 million).

Production during 2001 was 508,000 ounces, 3% lower than in 2000. Record production from Sunrise Dam could not fully offset the losses resulting from the closure of the Brocks Creek mine in 2000 and the Tanami mine during 2001. In addition, Boddington ceased operations during the fourth quarter. The operating profit for the year of A$48 million ($25 million) was 19% below that recorded for 2000.

The LTIF rate in the December quarter improved to 9.3, down 38% compared to the previous quarter.

Mine performance for the quarter

Production at **Sunrise Dam** fell marginally (by 1%) to 76,000 ounces. Plant throughput increased to around 3 million tonnes per annum following the expansion completed earlier in the year. Operating profit increased by 33% to A$12 million ($6 million), with total cash costs at the operation down by 5% to A$317 ($162) per ounce during the quarter. With continued outstanding exploration results adding to the resource, further cutbacks to the open pit are being planned to access ore in the Watu and Mako lodes.

Despite the onset of the wet season, gold production for the fourth quarter at **Union Reefs** increased by 1% to 31,000 ounces. Increased mining activity led to a 2% increase in total cash costs to A$463 ($237) per ounce. Operating profit of A$3 million ($1 million) is 25% lower than in the third quarter.

Operations at **Boddington** (33.33% attributable) ceased at the end of November and the plant has been placed on care and maintenance pending the commencement of the Boddington Expansion Project. As a result of the closure, production for the quarter fell 23% to 17,000 attributable ounces. With the inclusion of gold recovered from the plant clean-out, total cash costs were reduced by 8% to A$316 ($161) per ounce. The mine returned an operating profit of A$4 million ($2 million) — the same as in the previous quarter.

Operations at **Tanami** (40% attributable) ceased early in the December quarter, resulting in production of less than 1,000 attributable ounces. Implementation of the mine rehabilitation plan is continuing with the plant now leased to Normandy North Flinders. The mine recorded an operating loss of A$1 million for the quarter.

VALUE-ADDING GROWTH

AngloGold continues to enhance the value of the company through organic growth. The company currently has five major capital projects in development which will be coming into production over the next three years, and which will produce around 18 million ounces of gold in total over the life of the projects at an average cash cost of approximately $150 per ounce. AngloGold will also seek value growth through its substantial and focused exploration programme, in addition to the acquisition of both individual orebodies and corporate entities where these acquisitions add value to AngloGold.

CAPITAL PROJECTS

Sunrise Dam – Cleo pit and treatment plant expansion

This project was based on a significant increase in the Cleo resource which had expanded to 4.5 million ounces by the end of 2001. The expansion will increase production by approximately 2.1 million ounces and the life of mine by four years to 2008. The expansion is effectively complete, at a capital cost of A$97 million. Beyond this initial Megapit expansion project, drilling results indicate significant upside potential which could result in a doubling of the current resource base and a further extension to the life of Sunrise Dam. Production from the Megapit commenced during the fourth quarter of 2001 at an average cash cost of $170 per ounce.

Mponeng – deepening to 120 level

This project will extend the life of mine by five years to 2012. The total capital expenditure for the deepening is R1.3 billion, with half of this already spent. The project is expected to add 3 million ounces to production over the life of the mine, resulting in an average cash cost for the mine of $156 per ounce.

TauTona

The project will extend TauTona's life by at least another four years to 2011. The project has two main areas of focus – accessing and mining part of the shaft pillar and accessing and mining an area east of the Bank Dyke, previously part of the mine plan of the adjacent Mponeng mine. The project will require capital expenditure of R462 million, R60 million of which has already been spent to date. The project will add 2.3 million ounces of gold production over the life of the operation resulting in an average cash cost for the mine of $133 per ounce. The project is advancing on schedule.

Cripple Creek & Victor expansion

The CC&V expansion will extend the life of mine by four years to 2013 and will produce 2.8 million ounces of additional gold resulting in an average cash cost for the mine of $174 per ounce.

Progress on project construction is on plan. The mining fleet is now in place and leach pad performance is being monitored. Life of mine capital expenditures is expected to total $195 million, of which approximately $119 million has been spent to date.

The installation of process equipment is on schedule with the crusher to be commissioned early in the third quarter of 2002.

Moab Khotsong

This project and new mine is due to commence operating in October 2003, reaching full production in 2006. With capital expenditure of R3.8 billion, R2.4 billion of which has been spent to date, the mine which extends to 101 level, is expected to produce 4.5 million ounces of gold through to 2015 at an average cash cost of $97 per ounce. To date, development is on schedule and within budget. Drilling below 101 level will continue in 2002 to assess upside potential.

ADVANCED DEVELOPMENT PROJECTS

Cuiabá expansion – Brazil

The planned Cuiabá expansion project is expected to effectively increase production from approximately 2,300 to 4,000 tonnes per day and will increase the amount of gold produced by some 150,000 ounces per year. The ore reserve between 11-level and 21 level (approximately 1,400 metres below surface at 21 level) is 9 million tonnes at 7.7 grams per tonne, or approximately 2.2 million ounces. The project is likely to require capital expenditure of $140 million. Should the project be approved, it is expected that the pre-feasibility study would commence late in 2002 or early in 2003, and production in 2005 or 2006.

Boddington expansion – Western Australia

AngloGold (33.33% attributable) is a partner in Boddington with Normandy (44.44% attributable) and Newcrest (22.22% attributable). Boddington's oxide mining operation came to an end during the December quarter, pending a decision on the expansion project. In late 2000, a feasibility study was completed for the expansion of the operation, which has a reserve of 390 million tonnes at 0.87 grams per tonne, containing 10.9 million ounces of gold. A decision on the project is expected during the year.

EXPLORATION

AngloGold's exploration strategy is to extend the life of existing operations and to find new, cost-effective ounces through in-house exploration or joint ventures and the acquisition of late-stage exploration projects. The company's significant and focused exploration programme has shown encouraging results, some of which are outlined below.

Brownfields exploration

At **Sadiola** in Mali, exploration activity delineated 0.6 million attributable ounces of oxide resources from satellite deposits. The hard sulphide potential below and adjacent to the pit is being assessed by drilling and structural reinterpretation.

At **Sunrise Dam** in Western Australia, drilling results from the Western Shear and Watu structures at the southern end of the pit have been encouraging and indicate that further pit cut-backs may be justified. Significant intercepts from the Western Shear included 13 metres at 19.42 grams per tonne. Results from Watu included 9 metres at 26.77 grams per tonne.

On the northern side of the pit, intersections of new structures at Mako lode included 4 metres at 150.79 grams per tonne which is promising for future work. The operation will continue to expand as exploration continues.

At the advanced exploration project at **Coyote** in the Tanami region of Australia, the main high-grade Buggsy-Gonzalez structure has been defined over a strike length of 800 metres and to a depth of 250 metres. Significant intercepts include 2 metres at 27.40 grams per tonne and 7 metres at 132.00 grams per tonne. This structure is open-ended and provisional resource estimation is in progress.

At **Morila** in Mali, exploration comprised drilling in the Donba corridor as well as an electromagnetic (EM) airborne programme. Drilling results at Donba include 33 metres at 3.30 grams per tonne. Target generation from the exploration programmes have produced a number of new targets that will be drill-tested in 2002.

At **Serra Grande**, geophysics has identified several new targets in the Crixas greenstone belt. These will be followed up in 2002. Deep drilling has confirmed the down-plunge mineralisation at Mina Nova and Mina III.

Within the Iron Quadrangle at **Corrego do Sitio** in Brazil, drilling will be conducted from a ramp to assess the underground sulphide potential. Oxide drilling results at Corrego do Sitio include 12.2 metres at 15.04 grams per tonne.

In the **Geita** region, exploration drilling has produced encouraging results at Geita Hill and the focus for 2002 will be extensions to the Nyankanga orebody. Testing of the down-dip extension at Geita Hill intersected 21 metres at 2.55 grams per tonne with the best results to date 39 metres at 7.08 grams per tonne. Exploration results for satellite deposits include 5 metres at 13.31 grams per tonne at Samena, 5 metres at 16.00 grams per tonne at Prospect 30 and 51 metres at 2.40 grams per tonne at Chipaka.

At **Cripple Creek & Victor** in Colorado, exploration for new resources will remain focused on the definition of high-grade underground targets and surface potential in operational areas. Encouraging drill results were obtained from the latter.

Underground drilling at the Smith mine at **Jerritt Canyon** in Nevada yielded several high-grade intersections including 15 metres at 30.63 grams per tonne. Diamond drilling at the SSX mine included intersections of 18 metres at 10.92 grams per tonne.

Greenfields exploration

In **Southern Mali**, AngloGold conducted a high-resolution airborne electromagnetic survey and has identified a number of new targets. Several new joint ventures and permits were negotiated and granted with drilling planned to commence during 2002.

At **Red Lake** in Canada, diamond drilling intersected encouraging values during the year and follow-up drilling on other targets will continue during 2002.

In **Peru**, four target areas are being explored and drilling has proceeded in three of these. Encouraging results were intersected and a drilling programme is planned for 2002.

GOLD MARKET

After an eventful and volatile year in the gold market, the gold price remained well supported during the final quarter of 2001, with firm prices for the metal into the new year. The spot price again traded above $290 per ounce during this period, this time on the back of the terrorist attacks on the United States of America. The average price of $278 for the quarter was the highest quarterly average spot price in the past 18 months.

Activity in the gold market was completely overshadowed, however, by the unprecedented weakness of the South African currency during this quarter. At its weakest point just before Christmas, the rand fell to R13.81 against the US dollar and R20.00 against the pound. At this point, the currency had fallen by some 50% in value from its opening exchange rate of slightly less than R9.00 to the dollar at the beginning of the year. The average exchange rate against the US dollar for the quarter of R10.17 was over 20% weaker than the average for the previous quarter. The local currency has since steadied, closing the year at around R12.00 to the dollar, and trading in the new year at around R11.50 to the dollar. This produced record high local spot gold prices of just under R123,000 per kilogram on 21 December 2001. Spot gold prices have since fallen with the firmer rand to around R105,000 per kilogram.

RAND GOLD PRICE: 2000 - TODAY



This fall in the value of the rand has seen the currency break out of all long-term exchange rate relationships with the currencies of South Africa's major trading partners. The currency's average depreciation of some 15% against the US dollar since the early 1990's was broken in September when the rand moved above R8.50 to the dollar, and current exchange rates bear no relationship to any economic fundamentals such as purchasing power parities, cumulative interest rate differentials or inflation rate differentials. This leaves the currency and the associated local gold spot price in a no man's land where forecasts of future movement are impossible. Whilst previous experience of exchange rate dislocation from time to time would suggest that the rand should stabilise and trade sideways at around current levels, there remains a danger that speculation against the currency might recur. A government commission of enquiry into the exceptional movement in exchange rates during last quarter has brought some sense of reassurance to this nervous market.

R/$ EXCHANGE RATE : 1994 – 2002



RAND DOLLAR EXCHANGE RATE

Annualised depreciation from Feb. '96 to Sep. '01 : 15.3%

28 Sept. '01, R9.00

3 Sept. '01, R8.42

Turning to the gold market, the past year has been one of change and transition in a number of important areas of physical supply and demand, and the final quarter of the year was no different. The most important determinant of this change has been the slow-down in the global economy, and in particular in the developed economies. This has been negative for gold demand. However, lower US interest rates and other circumstances in the market have led to a material fall in hedging activities and a reversal in gold disinvestment seen in recent years, leaving the physical market for gold overall in an unchanged state of balance. A fall in physical demand was seen in both gold jewellery and industrial offtake in the developed economies in particular, with some slippage also in gold offtake in certain important developing markets due to specific regional causes. Early estimates of fabrication demand for the year show a slippage of some 7% or 270 tons, from 3,750 tons in 2000 to 3,480 in 2001. On the supply side, mining production has stalled at unchanged levels year on year, whilst net producer hedging and implied disinvestment saw reduced supplies to the market of around the same level as the fall in demand.

Secular changes in the valuation of currencies or metal prices obviously have a material impact on price hedges in place in such markets. This is certainly true of the fall in the rand value. AngloGold has consistently hedged a portion of its forward pricing in rands, and at the end of the previous quarter, 153 tons or 30% of the total hedge of 506 tons was priced in rands.

Following deliveries against contracts in the final quarter of the year, and a measure of restructuring of the hedge during December, the outstanding rand priced hedges amount to 125 tons or 27% of the total hedge. By maintaining forward price cover, AngloGold has managed its hedge actively over the years, and it is our intention to further reduce the level of rand priced cover by restructuring the hedge as particular market circumstances provide the opportunity to do so from time to time. During the quarter under review, the company reduced its hedge position by some 53 tons or 1.7 million ounces; the progressive reduction in net hedge commitments over the past year has been just on 105 tons or 3.4 million ounces. In current market circumstances, the company will continue to deliver into maturing hedge contracts in the year ahead.

GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 31 DECEMBER 2001

As at 31 December 2001, the group had outstanding the following net forward-pricing commitments against future production.

	Rand Gold kg's sold	R per kg	Dollar Gold Kg sold	$ per oz	AUS Dollar Gold kg's sold	A$ per oz	Total kg's sold	Total oz sold '000
12 months ending 31 Dec								
2002	22,920	60,332	66,375	301	18,919	563	108,214	3,479
2003	24,706	90,914	39,226	320	13,686	524	77,618	2,495
2004	22,438	109,137	35,404	322	5,443	534	63,285	2,035
2005	22,509	132,592	32,287	325	5,163	646	59,959	1,928
2006	14,007	135,287	26,901	332	6,146	615	47,055	1,513
Jan 2007 – Dec 2011	10,140	135,367	76,525	352	10,397	535	97,061	3,121
	116,720	105,636	276,718	327	59,754	559	453,192	14,571

The marked-to-market value of all hedge transactions making up the hedge positions in the above table was a negative R2,850 million (negative $238 million) as at 31 December 2001. The value was based on a gold price of $278 per ounce, exchange rates of R/$12.0 and $/A$ 0.5111 and the prevailing market interest rates and volatilities at the time.

As at 29 January 2002, the marked-to-market value of the hedge book was a negative R2,173 million ($189 million) based on a gold price of $279 per ounce and exchange rates of $/R11.47 and A$/$0.515 and the prevailing market interest rates and volatilities at the time.

Note to AngloGold Hedge Position as at 31 December 2001
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2001.

ANGLOGOLD HEDGE POSITION AS AT 31 DECEMBER 2001

	Year	2002	2003	2004	2005	2006	2007-2011	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	61,727	33,465	32,435	25,879	20,524	43,831	217,861
	$ per oz	$299	$315	$317	$326	$334	$349	$321
Put Options Purchased	Amount (kg)	10,238	5,808	2,662	757	563	728	20,756
	$ per oz	$312	$352	$390	$291	$291	$292	$331
	*Delta (kg)	5,110	4,898	2,118	283	183	210	12,802
Put Options Sold	Amount (kg)	3,732						3,732
	$ per oz	$273						$273
	*Delta (kg)	1,270						1,270
Call Options Purchased	Amount (kg)	24,535	4,710	572				29,817
	$ per oz	$338	$394	$360				$347
	*Delta (kg)	1,049	176	115				1,340
Call Options Sold	Amount (kg)	24,584	10,463	3,303	12,902	12,222	57,194	120,668
	$ per oz	$340	$372	$342	$321	$329	$357	$348
	*Delta (kg)	1,857	1,039	966	6,125	6,194	32,484	48,665
RAND GOLD								
Forward Contracts	Amount (kg)	20,316	21,067	20,264	19,964	11,825	10,140	103,576
	Rand per kg	R56208	R90,427	R110,801	R133,897	R142,973	R135,367	R106,479
Put Options Purchased	Amount (kg)	1,875	1,875	1,875	1,875	1,875		9,375
	Rand per kg	R93,603	R93,603	R93,603	R93,603	R93,603		R93,603
	*Delta (kg)	144	103	79	44	31		401
Put Options Sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Purchased	Amount (kg)	12,031	1,058					13,089
	Rand per kg	R86,039	R93,881					R86,673
	*Delta (kg)	11,746	980					12,726
Call Options Sold	Amount (kg)	14,669	4,831	2,187	3,432	2,187		27,306
	Rand per kg	R87,148	R93,767	R93,630	R122,862	R93,630		R93,846
	*Delta (kg)	14,206	4,516	2,095	2,501	2,151		25,469
AUS DOLLAR (A$) GOLD								
Forward Contracts	Amount (kg)	18,040	13,841	5,443	6,221	9,331	22,395	75,271
	A$ per oz	A$572	A$526	A$534	A$659	A$635	A$618	A$590
Call Options Purchased	Amount (kg)	6,687	3,888		3,110	6,221	20,062	39,968
	A$ per oz	A$728	A$701		A$724	A$673	A$691	A$698
	*Delta (kg)	847	817		1,058	3,185	11,998	17,905
Call Options Sold	Amount (kg)	3,732	3,110					6,842
	A$ per oz	A$554	A$700					A$620
	*Delta (kg)	1,726	662					2,388
RAND DOLLAR (000)								
Forward Contracts	Amount ($)	25,574						25,574
	Rand / $	R 6.31						R 6.31
Put Options Purchased	Amount ($)	105,000						105,000
	Rand per $	R 8.18						R 8.18
	*Delta ($)	1,233						1,233
Put Options Sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call Options Purchased	Amount ($)	78,450	8,000					86,450
	Rand per $	R 8.33	R 6.94					R 8.20
	*Delta ($)	75,910	7,985					83,895
Call Options Sold	Amount ($)	153,450	8,000					161,450
	Rand per $	R 8.76	R 6.94					R 8.67
	*Delta ($)	147,294	7,985					155,279
AUS DOLLAR (000)								
Forward Contracts	Amount ($)	43,748	29,428	15,970				89,146
	$ per A$	$0.58	$0.59	$0.64				$0.60

1. The results included herein for the quarter and twelve months ended 31 December 2001, which are audited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants. Where appropriate, comparative figures have been restated.

2. During the quarter, 210,400 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and 1,001 ordinary shares were allotted in terms of the Acacia Employee Option Plan.

3. Orders placed and outstanding on capital contracts as at 31 December 2001 totalled R877 million (30 September 2001: R943 million), equivalent to $73 million (30 September 2001: $104 million) at the rate of exchange ruling on that date.

4. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.

5. On 5 September 2001, AngloGold announced that it was to make an offer to acquire the entire issued share capital of Normandy Mining Limited, Australia's largest and leading gold company. The offer was to be settled in AngloGold shares in the ratio of 2.15 AngloGold shares for every 100 Normandy shares. Shareholders approved the acquisition in general meeting on 19 November 2001. In the light of a competing offer for Normandy by Newmont Mining Corporation, on 28 November 2001 AngloGold announced a revised offer to include a cash consideration of A$20 for every 100 Normandy shares in addition to the 2.15 AngloGold shares. AngloGold shareholders approved the revised offer in general meeting on 19 December 2001. Following the revision of Newmont's offer, AngloGold once again revised its offer by increasing the cash consideration by a further A$10 for every 100 Normandy shares. As the increase in the offer was not material, shareholder approval was not required. The final offer to Normandy shareholders comprised 2.15 AngloGold shares plus a cash consideration of A$30 for every 100 Normandy shares.

   At the close of the offer on 18 January 2002, AngloGold had received acceptances totalling 159,690,842 Normandy shares (7.1295% of the issued Normandy share capital). Arising out of the offer, a total of 3,435,950 AngloGold shares have been issued (31 December 2001: 233,183 AngloGold shares). The Normandy shares acquired were sold on 21 January 2002, realising $159 million.

6. On 28 November 2001, AngloGold implemented a 10-for-1 split of the AngloGold CHESS Depositary Interests (CDIs), which trade on the Australian Stock Exchange.

7. On 21 November 2001, AngloGold announced that agreement had been reached with African Rainbow Minerals (Proprietary) Limited and Harmony Gold Mining Company Limited for the sale, effective on 1 January 2002, by AngloGold of its entire interest in the gold mining operations comprising Bambanani, Joel, Matjhabeng and Tshepong mines and the Ernest Oppenheimer Hospital in the Free State, as well as their related infrastructure, assets and associated liabilities, subject to the fulfilment of suspensive conditions. The cash consideration of R2,200 million is payable in two tranches: R1,800 million on fulfilment of the suspensive conditions and R400 million on 1 January 2005.

8. **STRATE**

   AngloGold commenced trading under STRATE, the JSE Securities Exchange South Africa's (JSE) electronic settlement system, on 5 November 2001. Shareholders are reminded that in order to trade AngloGold shares on the JSE, AngloGold shares must have been dematerialised. Shareholders holding share certificates who wish to trade their shares, should contact their stockbroker, banker or agent in this regard.

9. **Dividend**

   The directors have today declared Final Dividend No. 91 of 1,100 (Final Dividend No. 89: 650) South African cents per ordinary share for the 12 months ended 31 December 2001. In compliance with the requirements of STRATE, the salient dates for this final dividend are as follows:

To holders of ordinary shares

	South African, United Kingdom and Australian share registers
	2002
Currency conversion date for UK pounds and Australian dollars	Friday 8 February
Last date to trade ordinary shares cum dividend	Friday 15 February
Last date to register transfer of certificated securities cum dividend	Friday 15 February
Ordinary shares trade ex dividend	Monday 18 February
Record date	Friday 22 February
Payment date	Monday 4 March

On the payment date, dividends due to holders of certificated securities on the South African register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' safe custody accounts with their CSDPs or brokers.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 11 February 2002 and Friday, 22 February 2002, both dates inclusive.

To holders of American Depositary Shares

(Each American Depositary Share (ADS) represents one-half of an ordinary share)	
	2002
Ex dividend on New York Stock Exchange	Wednesday 20 February
Record date	Friday 22 February
Approximate date for currency conversion	Monday 4 March
Approximate payment date of dividend	Friday 15 March

For illustrative purposes, the dividend payable on an ADS was equivalent to 48 US cents at the rate of exchange ruling on Wednesday, 30 January 2002. This compares with the final dividend of 39.88 US cents per ADS paid on 9 April 2001.

By order of the Board

R M GODSELL
Chairman and Chief Executive Officer

R P EDEY
Deputy Chairman

30 January 2002

GROUP OPERATING RESULTS

Issued Capital: 107,634,058 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average: 107,139,446 ordinary shares in issue for the year
Statistics are shown in metric units and financial figures in South African rand.

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Year ended December 2000
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	4,393	4,445	17,929	21,126
		- waste	23	-	25	167
		- total	4,416	4,445	17,954	21,293
Yield	- g/t	- reef	8.20	8.38	8.21	8.02
		- waste	-	-	0.08	0.54
		- average	8.15	8.38	8.20	7.96
Gold produced	- kg	- reef	36,012	37,254	147,248	169,468
		- waste	-	-	2	91
		- total	36,012	37,254	147,250	169,559
PRODUCTIVITY						
g/employee		- target	228	229	219	209
		- actual	220	224	214	193
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		11,668	12,620	50,355	50,289
Yield	- g/t		0.32	0.30	0.32	0.32
Gold produced	- kg		3,692	3,843	15,976	15,870
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		24,485	22,498	85,790	49,121
Stripping ratio *			2.80	2.25	2.17	1.08
Tonnes treated	- 000		6,446	6,932	27,042	23,601
Yield	- g/t		2.14	2.07	2.00	1.69
Gold produced	- kg		13,767	14,343	53,977	39,866
TOTAL						
Gold produced	- kg		53,471	55,440	217,203	225,295
Gold sold	- kg		53,777	56,081	217,862	225,235
Revenue	- R/kg sold		92,544	77,635	79,384	67,158
Total cash costs	- R/kg produced		51,710	47,687	48,828	46,404
Total production costs	- R/kg produced		62,995	57,046	58,579	53,334
CAPITAL EXPENDITURE						
	- mining direct		721	529	2 175	1 851
	- other		94	102	392	212
			815	631	2 567	2 063

* Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated

GROUP OPERATING RESULTS

Issued Capital: 107,634,058 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

Weighted average: 107,139,446 ordinary shares in issue for the year

Statistics are shown in imperial units and financial figures in US dollars.

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Year ended December 2000
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	4,842	4,900	19,764	23,287
		- waste	26	-	28	184
		- total	4,868	4,900	19,792	23,471
Yield	- oz/t	- reef	0.239	0.244	0.240	0.234
		- waste	-	-	-	0.016
		- average	0.238	0.244	0.239	0.232
Gold produced	- oz 000	- reef	1,158	1,197	4,734	5,448
		- waste	-	-	-	3
		- total	1,158	1,197	4,734	5,451
PRODUCTIVITY						
oz/employee		- target	7.32	7.36	7.05	6.71
		- actual	7.09	7.20	6.87	6.21
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		12,862	13,911	55,506	55,436
Yield	- oz/t		0.009	0.009	0.009	0.009
Gold produced	- oz 000		119	124	514	510
OPEN-PIT OPERATIONS						
Tons mined	- 000		26,990	24,800	94,567	54,146
Stripping ratio *			2.80	2.25	2.17	1.08
Tons treated	- 000		7,105	7,641	29,808	26,016
Yield	- oz/t		0.062	0.060	0.058	0.049
Gold produced	- oz 000		442	461	1,735	1,282
TOTAL						
Gold produced	- oz 000		1,719	1,782	6,983	7,243
Gold sold	- oz 000		1,729	1,803	7,004	7,241
Revenue	- $/oz sold		280	288	286	308
Total cash costs	- $/ounce produced		159	176	178	213
Total production costs	- $/ounce produced		193	211	213	245
Rand/US Dollar average exchange rate			10.18	8.39	8.62	6.78
CAPITAL EXPENDITURE						
	- mining direct		73	63	252	273
	- other		9	12	46	31
			82	75	298	304

* Stripping ratio = (tons mined - tons treated) / tons treated

GROUP INCOME STATEMENT

SA Rand million	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Year ended December 2000
Gold income	5,069	4,429	17,590	15,338
Cost of sales	(3,448)	(3,293)	(12,973)	(12,065)
Cash operating costs	2,732	2,606	10,454	10,421
Other cash costs	59	62	240	131
Total cash costs	2,791	2,668	10,694	10,552
Retrenchment costs	32	25	185	118
Rehabilitation and other non-cash costs	55	48	123	9
Production costs	2,878	2,741	11,002	10,679
Amortisation of mining assets	538	462	1,884	1,508
Total production costs	3,416	3,203	12,886	12,187
Inventory change	32	90	87	(122)
Operating profit	1,621	1,136	4,617	3,273
Corporate administration and other expenses	(42)	(44)	(174)	(175)
Market development costs	(39)	(31)	(133)	(82)
Research and development costs	(5)	(5)	(20)	(54)
Exploration costs	(76)	(51)	(228)	(309)
Profit from operations	1,459	1,005	4,062	2,653
Interest receivable	62	31	176	250
Other net income (expense)	(3)	21	1	124
Finance costs	(143)	(132)	(608)	(481)
Realised (loss) gain on hedging instruments	(20)	31	30	-
Unrealised gain (loss) on hedging activities	47	(235)	(126)	-
Profit before exceptional items	1,402	721	3,535	2,546
Amortisation of goodwill	(89)	(59)	(259)	(135)
Debt written-off	-	-	(21)	-
Impairment of mining assets	-	-	(3)	(708)
Investment properties value restatement	67	-	67	-
Profit (loss) on sale of mining assets	-	7	(32)	-
Termination of retirement benefit plans	(54)	-	(54)	(10)
Profit before taxation	1,326	669	3,233	1,693
Taxation	(410)	(211)	(983)	(490)
Normal taxation	(411)	(280)	(950)	(533)
Deferred taxation	1	(20)	(105)	(153)
Deferred tax on unrealised hedging activities	-	89	66	-
Taxation on exceptional items	-	-	6	196
Profit after taxation	916	458	2,250	1,203
Minority interest	(21)	(19)	(70)	(87)
Net profit	895	439	2,180	1,116

Headline earnings

The net profit has been adjusted by the following to arrive at headline earnings:

Net profit	895	439	2,180	1,116
Amortisation of goodwill	89	59	259	135
Debt written-off	-	-	21	-
Impairment of mining assets	-	-	3	708
Investment properties value restatement	(67)	-	(67)	-
(Profit) loss on sale of mining assets	-	(7)	32	-
Termination of retirement benefit plans	54	-	54	10
Taxation on exceptional items	-	-	(6)	(196)
Headline earnings	971	491	2,476	1,773
Unrealised loss (gain) on hedging activities	(47)	235	126	-
Deferred tax on unrealised hedging activities	-	(89)	(66)	-
Headline earnings before unrealised hedging activities	924	637	2,536	1,773

Earnings per ordinary share - cents

- Basic	835	410	2,035	1,043
- Headline	906	459	2,311	1,658
- Headline before unrealised hedging activities	862	595	2,367	1,658
Dividends declared				
- Rm			1,971	1,498
- cents per share			1,800	1,400

GROUP INCOME STATEMENT

US Dollar million	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Year ended December 2000
Gold income	493	528	2 041	2 208
Cost of sales	(340)	(393)	(1 519)	(1 740)
Cash operating costs	270	311	1 226	1 502
Other cash costs	6	7	29	19
Total cash costs	276	318	1 255	1 521
Retrenchment costs	3	3	22	17
Rehabilitation and other non-cash costs	5	6	13	2
Production costs	284	327	1 290	1 540
Amortisation of mining assets	53	55	220	217
Total production costs	337	382	1 510	1 757
Inventory change	3	11	9	(17)
Operating profit	153	135	522	468
Corporate administration and other expenses	(4)	(5)	(20)	(25)
Market development costs	(4)	(4)	(16)	(12)
Research and development costs	-	(1)	(2)	(8)
Exploration costs	(7)	(6)	(26)	(44)
Profit from operations	138	119	458	379
Interest receivable	6	4	20	37
Other net income (expense)	-	3	(1)	18
Finance costs	(14)	(16)	(72)	(69)
Realised (loss) gain on hedging instruments	(2)	4	5	-
Unrealised gain (loss) on hedging activities	8	(27)	(10)	-
Profit before exceptional items	136	87	400	365
Amortisation of goodwill	(8)	(7)	(29)	(20)
Debt written-off	-	-	(3)	-
Impairment of mining assets	(1)	-	(1)	(93)
Investment properties value restatement	6	-	6	-
Profit (loss) on sale of mining assets	-	1	(4)	-
Termination of retirement benefit plans	(5)	-	(5)	(1)
Profit before taxation	128	81	364	251
Taxation	(40)	(25)	(111)	(73)
Normal taxation	(37)	(33)	(103)	(78)
Deferred taxation	(1)	(2)	(13)	(21)
Deferred tax on unrealised hedging activities	(2)	10	5	-
Taxation on exceptional items	-	-	-	26
Profit after taxation	88	56	253	178
Minority interest	(2)	(3)	(8)	(12)
Net profit	86	53	245	166
Headline earnings				
The net profit has been adjusted by the following to arrive at headline earnings:				
Net profit	86	53	245	166
Amortisation of goodwill	8	7	29	20
Debt written-off	-	-	3	-
Impairment of mining assets	1	-	1	93
Investment properties value restatement	(6)	-	(6)	-
(Profit) loss on sale of mining assets	-	(1)	4	-
Termination of retirement benefit plans	5	-	5	1
Taxation on exceptional items	-	-	-	(26)
Headline earnings	94	59	281	254
Unrealised loss (gain) on hedging activities	(8)	27	10	-
Deferred tax on unrealised hedging activities	2	(10)	(5)	-
Headline earnings before unrealised hedging activities	88	76	286	254
Earnings per ordinary share - cents				
- Basic	80	50	229	155
- Headline	88	55	262	237
- Headline before unrealised hedging activities	82	71	267	237
Dividends declared				
- $m			197	210
- cents per share			181	190

GROUP BALANCE SHEET

December 2001	September 2001	December 2000		December 2001	September 2001	December 2000
US Dollar million				**SA Rand million**		
			ASSETS			
			Non-current assets			
2 057	2 297	2 661	Mining assets	24 606	20 737	20 159
389	359	403	Goodwill	4 652	3 244	3 056
13	16	20	Investments in associates	151	149	148
23	7	7	Other investments	275	65	55
38	40	47	AngloGold Environmental Rehabilitation Trust	460	365	358
17	22	50	Long-term loans	204	195	378
2 537	2 741	3 188		30 348	24 755	24 154
			Current assets			
191	170	195	Cash and cash equivalents	2 284	1 537	1 477
243	249	-	Financial instruments	2 906	2 249	-
156	160	229	Trade and other receivables	1 867	1 447	1 737
163	183	192	Inventories	1 948	1 648	1 453
9	19	21	Current portion of long-term loans	109	169	161
762	781	637		9 114	7 050	4 828
3 299	3 522	3 825	**Total assets**	39 462	31 805	28 982
			EQUITY AND LIABILITIES			
1 117	1 178	1 453	Shareholders' equity	13 357	10 649	11 004
30	29	28	Minority interests	355	263	213
1 147	1 207	1 481		13 712	10 912	11 217
			Non-current liabilities			
350	378	710	Borrowings	4 192	3 416	5 381
-	-	16	Debentures	-	-	120
215	243	283	Provisions	2 573	2 190	2 148
286	380	553	Deferred taxation	3 423	3 431	4 187
851	1 001	1 562		10 188	9 037	11 836
			Current liabilities			
410	363	-	Financial instruments	4 901	3 278	-
206	261	315	Trade and other payables	2 464	2 352	2 389
637	627	430	Current portion of borrowings	7 619	5 660	3 261
48	63	37	Taxation	578	566	279
1 301	1 314	782		15 562	11 856	5 929
3 299	3 522	3 825	**Total equity and liabilities**	39 462	31 805	28 982

Refer to page 29 for statement of changes in shareholders' equity.
The group is currently finalising a new three year US$500 million borrowing facility that will be used to refinance near term maturing debt.

GROUP CASH FLOW STATEMENT

Quarter ended December 2001	Year ended December 2001	Year ended December 2000		Quarter ended December 2001	Year ended December 2001	Year ended December 2000
US Dollar million				SA Rand million		
			Cash flows from operating activities			
156	617	557	Cash generated from operations	1 674	5 472	3 897
6	20	37	Interest receivable	62	176	250
-	1	2	Dividends received from associates	3	11	12
(10)	(10)	(9)	Contribution to Environmental Trust Fund	(85)	(85)	(59)
(14)	(72)	(69)	Finance costs	(143)	(612)	(481)
(40)	(104)	(95)	Mining and normal taxation paid	(410)	(897)	(641)
-	(167)	(310)	Dividends paid	(3)	(1 447)	(1 981)
98	285	113	Net cash inflow from operating activities	1 098	2 618	997
			Cash flows from investing activities			
(82)	(298)	(304)	Capital expenditure	(815)	(2 567)	(2 063)
5	6	8	Proceeds from sale of mining assets	56	69	55
-	109	-	Proceeds from disposal of Elandsrand and Deelkraal	-	872	-
(3)	(4)	(353)	Subsidiaries and other investments acquired	(27)	(35)	(2 594)
-	-	5	Proceeds from sale of investments	4	4	31
-	(4)	(8)	Loans advanced	-	(37)	(52)
14	43	19	Repayment of loans advanced	137	367	130
(66)	(148)	(633)	Net cash outflow from investing activities	(645)	(1 327)	(4 493)
			Cash flows from financing activities			
5	7	2	Proceeds from issue of share capital	51	85	12
-	-	(3)	Share issue expenses	-	-	(18)
19	276	373	Proceeds from borrowings	192	2 381	2 530
(35)	(414)	(112)	Repayment of borrowings	(354)	(3 567)	(759)
(11)	(131)	260	Net cash (outflow) inflow from financing activities	(111)	(1 101)	1 765
21	6	(260)	Net increase (decrease) in cash and cash equivalents	342	190	(1 731)
-	(10)	(38)	Translation adjustment	405	617	177
170	195	493	Opening cash and cash equivalents	1 537	1 477	3 031
191	191	195	**Closing cash and cash equivalents**	2 284	2 284	1 477

Refer to page 29 for notes to the cash flow statement.

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
	Yield - g/t			Gold produced - kg		
SOUTH AFRICAN REGION *	**8.18**	**8.41**	**8.20**	**35,448**	**36,466**	**145,247**
VAAL RIVER						
Great Noligwa Mine	12.02	13.51	12.34	7,538	8,333	31,224
Kopanang Mine	6.78	7.58	7.40	3,608	4,033	15,381
Tau Lekoa Mine	4.56	3.72	4.42	2,317	1,819	8,899
Surface Operations	0.53	0.46	0.53	562	660	2,842
ERGO	0.26	0.25	0.25	2,547	2,551	10,314
FREE STATE						
Bambanani Mine	8.06	7.78	7.86	3,140	3,141	12,816
Tshepong Mine	7.97	8.24	8.20	3,021	3,034	11,898
Matjhabeng Mine	9.49	8.52	7.75	1,366	1,328	5,841
Joel Mine	3.66	3.07	3.56	915	910	3,959
Surface Operations	0.64	0.67	0.75	582	622	2,765
WEST WITS						
TauTona Mine	11.23	12.30	11.94	4,781	5,021	19,355
Savuka Mine	7.57	7.98	7.97	1,835	1,860	7,476
Mponeng Mine	8.43	8.35	7.71	3,236	3,144	11,386
Elandsrand Mine	-	-	6.13	-	-	620
Deelkraal Mine	-	-	7.55	-	-	417
Surface Operations	-	0.76	0.94	-	10	54
AFRICAN REGION	**3.58**	**3.74**	**3.71**	**7,254**	**7,113**	**26,992**
Navachab	2.02	1.95	2.04	723	636	2,694
Sadiola - Attributable 38%	3.45	2.81	3.13	1,724	1,455	6,336
Morila - Attributable 40%	5.79	6.74	6.87	1,796	2,031	7,848
Geita - Attributable 50%	3.60	4.17	3.70	2,148	2,225	8,485
Yatela - Attributable 40%	3.28	3.38	3.33	863	766	1,629
NORTH AMERICAN REGION	**1.25**	**1.45**	**1.27**	**3,307**	**4,189**	**15,436**
Cripple Creek & Victor J.V.	0.58	0.72	0.59	1,401	1,899	6,656
Jerritt Canyon J.V. - Attributable 70%	8.86	8.99	9.41	1,906	2,290	8,780
SOUTH AMERICAN REGION	**7.89**	**8.07**	**7.82**	**3,599**	**3,494**	**13,709**
Morro Velho	6.85	6.78	6.63	1,740	1,642	6,511
Serra Grande - Attributable 50%	7.53	8.46	8.08	704	784	2,991
Cerro Vanguardia - Attributable 46.25%	10.62	10.89	10.51	1,155	1,068	4,207
AUSTRALIAN REGION	**2.09**	**1.84**	**1.97**	**3,863**	**4,178**	**15,819**
Sunrise Dam	3.13	3.36	3.81	2,378	2,393	9,177
Boddington - Attributable 33.33%	1.09	0.92	0.92	531	679	2,425
Tanami - Attributable 40%	-	1.25	1.81	26	191	669
Union Reefs	1.53	1.36	1.36	928	915	3,548
ANGLOGOLD GROUP				**53,471**	**55,440**	**217,203**

* Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
	Productivity per employee - g			Gold sold - kg		
SOUTH AFRICAN REGION				**35,541**	**37,027**	**145,611**
VAAL RIVER						
Great Noligwa Mine	266	293	273	7,535	8,622	31,334
Kopanang Mine	158	176	167	3,606	4,164	15,432
Tau Lekoa Mine	171	136	169	2,316	1,907	8,933
Surface Operations	391	369	438	562	680	2,842
ERGO	708	689	692	2,546	2,552	10,336
FREE STATE						
Bambanani Mine	162	153	155	3,140	3,184	12,832
Tshepong Mine	221	222	215	3,021	3,076	11,909
Matjhabeng Mine	171	150	142	1,366	1,345	5,850
Joel Mine	124	109	104	1,020	831	4,056
Surface Operations	310	407	471	583	631	2,765
WEST WITS						
TauTona Mine	271	279	265	4,778	5,021	19,360
Savuka Mine	140	144	144	1,834	1,860	7,478
Mponeng Mine	197	194	173	3,234	3,144	11,388
Elandsrand Mine	-	-	104	-	-	623
Deelkraal Mine	-	-	123	-	-	419
Surface Operations	-	-	-	-	10	54
AFRICAN REGION				**7,303**	**7,360**	**27,126**
Navachab	688	621	648	723	636	2,694
Sadiola - Attributable 38%	2,576	2,203	2,391	1,744	1,510	6,249
Morila - Attributable 40%	2,786	3,125	3,586	1,796	2,031	7,848
Geita - Attributable 50%	1,889	1,800	1,916	2,148	2,225	8,485
Yatela - Attributable 40%	1,905	1,698	1,802	892	958	1,850
NORTH AMERICAN REGION				**3,307**	**4,189**	**15,436**
Cripple Creek & Victor J.V.	1,666	2,255	1,997	1,401	1,899	6,656
Jerritt Canyon J.V. - Attributable 70%	2,223	2,712	2,539	1,906	2,290	8,780
SOUTH AMERICAN REGION				**3,669**	**3,524**	**14,101**
Morro Velho	396	381	380	1,798	1,722	6,892
Serra Grande - Attributable 50%	895	1,003	953	710	784	3,044
Cerro Vanguardia - Attributable 46.25%	2,128	1,893	1,947	1,161	1,018	4,165
AUSTRALIAN REGION				**3,957**	**3,981**	**15,588**
Sunrise Dam	2,624	2,698	2,591	2,345	2,222	8,912
Boddington - Attributable 33.33%	2,025	1,691	1,553	614	673	2,465
Tanami - Attributable 40%	1,257	1,396	1,055	25	188	659
Union Reefs	1,883	1,824	1,795	973	898	3,552
ANGLOGOLD GROUP				**53,777**	**56,081**	**217,862**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICAN REGION	**49,757**	**49,648**	**50,065**	**56,039**	**55,536**	**56,121**
VAAL RIVER						
Great Noligwa Mine	31,027	31,758	33,068	33,922	34,561	35,453
Kopanang Mine	46,062	47,030	48,121	52,001	51,902	52,844
Tau Lekoa Mine	55,573	65,845	55,545	64,162	74,990	63,265
Surface Operations	50,320	43,428	42,632	50,330	43,431	42,637
ERGO	60,243	59,616	58,884	63,775	62,607	62,528
FREE STATE						
Bambanani Mine	67,205	63,913	63,153	74,830	71,675	69,804
Tshepong Mine	50,940	50,260	48,938	60,483	60,363	57,971
Matjhabeng Mine	54,842	66,335	63,542	62,481	74,994	80,046
Joel Mine	89,352	92,976	93,463	106,807	110,614	114,912
Surface Operations	53,467	52,022	45,938	53,467	52,568	46,163
WEST WITS						
TauTona Mine	43,917	41,583	42,347	47,569	44,836	45,482
Savuka Mine	73,341	69,087	68,209	75,105	70,795	71,727
Mponeng Mine	56,391	57,009	61,221	72,043	71,345	75,669
Elandsrand Mine	-	-	90,300	-	-	90,373
Deelkraal Mine	-	-	82,790	-	-	83,180
Surface Operations	-	-	2,817	-	-	2,817
AFRICAN REGION	**45,298**	**35,330**	**36,083**	**61,199**	**51,755**	**51,704**
Navachab	46,068	48,868	45,101	50,139	52,652	48,670
Sadiola - Attributable 38%	42,920	37,009	36,356	63,430	55,702	54,393
Morila - Attributable 40%	38,573	28,236	28,533	63,085	48,304	49,201
Geita - Attributable 50%	53,944	40,461	41,123	60,099	56,429	53,428
Yatela - Attributable 40%	50,163	39,359	45,083	72,468	53,102	63,362
NORTH AMERICAN REGION	**77,058**	**53,915**	**58,213**	**108,322**	**73,563**	**80,388**
Cripple Creek & Victor J.V.	69,780	52,099	51,837	102,678	76,005	76,845
Jerritt Canyon J.V. - Attributable 70%	80,818	54,108	61,555	110,878	70,222	81,580
SOUTH AMERICAN REGION	**40,627**	**34,543**	**37,135**	**69,407**	**52,026**	**57,905**
Morro Velho	39,884	32,493	35,351	73,664	48,891	55,628
Serra Grande - Attributable 50%	36,621	27,005	29,729	55,620	41,784	45,781
Cerro Vanguardia - Attributable 46.25%	41,366	31,775	36,799	66,739	51,759	60,295
AUSTRALIAN REGION	**59,481**	**53,263**	**53,382**	**74,612**	**63,434**	**65,369**
Sunrise Dam	53,367	46,048	42,916	68,677	58,494	56,193
Boddington - Attributable 33.33%	49,985	47,472	51,119	56,176	48,678	57,475
Tanami - Attributable 40%	-	64,301	70,894	67,499	84,277	86,105
Union Reefs	78,059	62,595	64,208	93,185	69,870	74,426
ANGLOGOLD GROUP	**51,710**	**47,687**	**48,828**	**62,995**	**57,046**	**58,579**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
	Operating profit - Rm			Capital expenditure - Rm		
SOUTH AFRICAN REGION				277.4	190.9	834.7
VAAL RIVER						
Great Noligwa Mine	402.6	335.7	1,270.4	5.5	1.3	10.3
Kopanang Mine	123.9	94.3	361.9	14.2	5.6	26.0
Tau Lekoa Mine	52.4	(15.1)	89.4	7.5	2.2	20.4
Surface Operations	22.9	21.9	100.9	-	-	-
Moab Khotsong				100.7	102.5	369.4
ERGO	57.9	31.4	137.0	(0.2)	-	0.8
FREE STATE						
Bambanani Mine	32.8	10.9	82.2	14.6	1.8	28.9
Tshepong Mine	72.9	44.8	221.5	0.6	-	0.6
Matjhabeng Mine	17.1	0.3	(37.7)	-	-	-
Joel Mine	(0.5)	(10.9)	(62.0)	8.2	9.1	37.4
Surface Operations	21.0	22.0	105.3	-	-	-
WEST WITS						
TauTona Mine	185.7	150.3	592.5	21.9	16.8	63.7
Savuka Mine	15.5	7.6	29.8	4.1	-	4.1
Mponeng Mine	51.5	11.0	13.9	100.3	51.6	261.1
Elandsrand Mine	-	-	(14.0)	-	-	12.0
Deelkraal Mine	-	-	(6.4)	-	-	-
Surface Operations	-	0.8	3.6	-	-	-
AFRICAN REGION				64.6	69.0	287.2
Navachab	30.3	14.9	76.4	3.9	0.2	5.4
Sadiola - Attributable 38%	70.4	37.4	188.4	29.5	9.5	54.9
Morila - Attributable 40%	53.9	53.4	209.6	28.7	22.5	99.9
Geita - Attributable 50%	82.5	46.7	224.1	(10.9)	35.8	62.3
Yatela	18.2	22.8	41.0	13.4	1.0	64.7
NORTH AMERICAN REGION				357.1	191.4	835.5
Cripple Creek & Victor J.V.	17.9	18.7	87.9	339.0	166.4	745.5
Jerritt Canyon J.V. - Attributable 70%	(4.9)	30.0	58.8	18.9	25.0	90.1
Exploration				(0.8)	-	(0.1)
SOUTH AMERICAN REGION				52.4	54.9	200.2
Morro Velho	65.6	49.3	230.3	20.5	25.0	84.4
Serra Grande - Attributable 50%	39.0	34.0	132.9	6.8	9.3	25.3
Cerro Vanguardia - Attributable 46.25%	57.2	33.7	126.9	5.4	7.6	38.4
Minorities and exploration				19.7	13.0	52.1
AUSTRALIAN REGION				45.3	99.0	351.9
Sunrise Dam	67.6	39.4	224.8	28.1	91.8	310.5
Boddington - Attributable 33.33%	21.7	19.5	52.2	2.0	-	5.6
Tanami - Attributable 40%	(6.1)	(1.9)	(12.0)	1.5	-	3.4
Union Reefs	14.9	15.5	22.9	-	1.7	1.8
Brocks Creek	0.1	(0.5)	(0.5)	-	-	0.2
Exploration				13.7	5.5	30.4
Other	37.0	18.1	65.0	18.2	25.8	57.5
ANGLOGOLD GROUP TOTAL	**1,621**	**1,136**	**4,617**	**815**	**631**	**2,567**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
	Yield - oz/t			Gold produced - oz 000		
SOUTH AFRICAN REGION *	**0.239**	**0.245**	**0.239**	**1,140**	**1,172**	**4,670**
VAAL RIVER						
Great Noligwa Mine	0.351	0.394	0.360	242	268	1 004
Kopanang Mine	0.198	0.221	0.216	116	130	494
Tau Lekoa Mine	0.133	0.109	0.129	74	58	286
Surface Operations	0.016	0.013	0.015	18	21	91
ERGO	0.008	0.007	0.007	82	82	332
FREE STATE						
Bambanani Mine	0.235	0.227	0.229	101	101	412
Tshepong Mine	0.233	0.240	0.239	97	98	383
Matjhabeng Mine	0.277	0.248	0.226	44	43	188
Joel Mine	0.107	0.090	0.104	29	29	127
Surface Operations	0.019	0.020	0.022	19	21	89
WEST WITS						
TauTona Mine	0.328	0.359	0.348	154	161	622
Savuka Mine	0.221	0.233	0.232	59	60	240
Mponeng Mine	0.246	0.244	0.225	104	101	366
Elandsrand Mine	-	-	0.179	-	-	20
Deelkraal Mine	-	-	0.220	-	-	13
Surface Operations	-	0.022	0.027	-	-	2
AFRICAN REGION	**0.104**	**0.109**	**0.108**	**233**	**229**	**868**
Navachab	0.059	0.057	0.060	23	20	87
Sadiola - Attributable 38%	0.101	0.082	0.091	55	47	204
Morila - Attributable 40%	0.169	0.197	0.200	58	65	252
Geita - Attributable 50%	0.105	0.122	0.108	69	72	273
Yatela - Attributable 40%	0.096	0.099	0.097	28	25	52
NORTH AMERICAN REGION	**0.036**	**0.042**	**0.037**	**106**	**135**	**496**
Cripple Creek & Victor J.V.	0.017	0.021	0.017	45	61	214
Jerritt Canyon J.V. - Attributable 70%	0.259	0.262	0.274	61	74	282
SOUTH AMERICAN REGION	**0.230**	**0.235**	**0.228**	**116**	**112**	**441**
Morro Velho	0.200	0.198	0.193	56	53	209
Serra Grande - Attributable 50%	0.220	0.247	0.236	22	25	96
Cerro Vanguardia - Attributable 46.25%	0.310	0.318	0.307	38	34	136
AUSTRALIAN REGION	**0.061**	**0.053**	**0.057**	**124**	**134**	**508**
Sunrise Dam	0.091	0.098	0.111	76	77	295
Boddington - Attributable 33.33%	0.032	0.027	0.027	17	22	78
Tanami - Attributable 40%	-	0.036	0.053	-	6	21
Union Reefs	0.046	0.038	0.040	31	29	114
ANGLOGOLD GROUP				**1,719**	**1,782**	**6,983**

* Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
	Productivity per employee - oz			Gold sold - oz 000		
SOUTH AFRICAN REGION				**1,143**	**1,191**	**4,682**
VAAL RIVER						
Great Noligwa Mine	8.55	9.40	8.77	242	277	1,007
Kopanang Mine	5.09	5.66	5.36	116	134	496
Tau Lekoa Mine	5.48	4.39	5.42	74	61	287
Surface Operations	12.58	11.85	14.09	18	21	91
ERGO	22.77	22.16	22.26	82	82	332
FREE STATE						
Bambanani Mine	5.21	4.92	4.97	101	103	413
Tshepong Mine	7.11	7.14	6.90	97	99	383
Matjhabeng Mine	5.51	4.83	4.56	44	43	188
Joel Mine	3.99	3.50	3.35	33	27	131
Surface Operations	9.95	13.09	15.16	19	20	89
WEST WITS						
TauTona Mine	8.70	8.98	8.51	154	162	623
Savuka Mine	4.50	4.63	4.64	59	60	241
Mponeng Mine	6.34	6.23	5.57	104	101	366
Elandsrand Mine	-	-	3.34	-	-	20
Deelkraal Mine	-	-	3.97	-	-	13
Surface Operations	-	-	-	-	1	2
AFRICAN REGION				**235**	**236**	**872**
Navachab	22.11	19.95	20.83	23	20	87
Sadiola - Attributable 38%	82.83	70.82	76.88	56	48	201
Morila - Attributable 40%	89.56	100.48	115.30	58	65	252
Geita - Attributable 50%	60.72	57.87	61.59	69	72	273
Yatela - Attributable 40%	61.26	54.61	57.94	29	31	59
NORTH AMERICAN REGION				**106**	**134**	**496**
Cripple Creek & Victor J.V.	53.57	72.51	64.21	45	61	214
Jerritt Canyon J.V. - Attributable 70%	71.47	87.18	81.63	61	73	282
SOUTH AMERICAN REGION				**118**	**114**	**453**
Morro Velho	12.72	12.25	12.21	57	56	221
Serra Grande - Attributable 50%	28.78	32.26	30.63	23	26	98
Cerro Vanguardia - Attributable 46.25%	68.41	60.88	62.61	38	32	134
AUSTRALIAN REGION				**127**	**128**	**501**
Sunrise Dam	84.37	86.75	83.30	75	71	287
Boddington - Attributable 33.33%	65.09	54.37	49.94	20	22	79
Tanami - Attributable 40%	40.40	44.89	33.91	1	6	21
Union Reefs	60.56	58.65	57.70	31	29	114
ANGLOGOLD GROUP				**1,729**	**1,803**	**7,004**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICAN REGION	**154**	**184**	**184**	**173**	**206**	**206**
VAAL RIVER						
Great Noligwa Mine	97	118	122	105	128	130
Kopanang Mine	144	175	178	162	193	195
Tau Lekoa Mine	173	245	203	199	279	231
Surface Operations	155	161	157	155	161	157
ERGO	**185**	**221**	**215**	**196**	**233**	**229**
FREE STATE						
Bambanani Mine	206	238	230	230	267	255
Tshepong Mine	156	187	178	185	224	211
Matjhabeng Mine	170	246	236	194	279	299
Joel Mine	275	345	345	329	411	425
Surface Operations	165	193	167	165	195	168
WEST WITS						
TauTona Mine	135	154	154	146	166	166
Savuka Mine	225	256	248	230	263	262
Mponeng Mine	173	211	223	221	265	275
Elandsrand Mine	-	-	362	-	-	363
Deelkraal Mine	-	-	331	-	-	333
Surface Operations	-	-	13	-	-	13
AFRICAN REGION	**138**	**131**	**129**	**187**	**192**	**186**
Navachab	142	181	164	155	195	177
Sadiola - Attributable 38%	131	137	131	193	206	196
Morila - Attributable 40%	117	104	103	192	179	177
Geita - Attributable 50%	163	150	147	186	209	194
Yatela - Attributable 40%	151	146	149	216	197	207
NORTH AMERICAN REGION	**235**	**199**	**211**	**331**	**272**	**291**
Cripple Creek & Victor J.V.	212	193	187	312	281	277
Jerritt Canyon J.V. - Attributable 70%	248	200	223	341	260	296
SOUTH AMERICAN REGION	**123**	**128**	**134**	**208**	**193**	**208**
Morro Velho	121	121	127	218	181	197
Serra Grande - Attributable 50%	111	100	107	169	155	166
Cerro Vanguardia - Attributable 46.25%	126	118	133	204	192	218
AUSTRALIAN REGION	**183**	**197**	**194**	**228**	**235**	**237**
Sunrise Dam	162	170	153	209	216	201
Boddington - Attributable 33.33%	161	176	190	179	181	213
Tanami - Attributable 40%	-	239	278	214	314	332
Union Reefs	237	232	230	283	259	267
ANGLOGOLD GROUP	**159**	**176**	**178**	**193**	**211**	**213**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
	Operating profit - $m			Capital expenditure - $m		
SOUTH AFRICAN REGION				**26.9**	**22.6**	**95.6**
VAAL RIVER						
Great Noligwa Mine	38.5	40.0	145.5	0.6	0.1	1.2
Kopanang Mine	11.6	11.2	40.8	1.4	0.6	2.8
Tau Lekoa Mine	4.5	(1.7)	9.4	0.6	0.2	2.2
Surface Operations	2.2	2.6	11.9	-	-	-
Moab Khotsong				10.1	12.2	43.2
ERGO	5.3	3.7	15.1	-	-	0.1
FREE STATE						
Bambanani Mine	2.8	1.1	8.8	1.2	0.2	3.0
Tshepong Mine	6.7	5.3	24.9	0.1	-	0.1
Matjhabeng Mine	1.7	(0.1)	(5.3)	-	-	-
Joel Mine	(0.2)	(1.3)	(7.8)	0.9	1.1	4.5
Surface Operations	2.1	2.7	12.4	-	-	-
WEST WITS						
TauTona Mine	17.8	17.9	67.8	2.1	2.0	7.2
Savuka Mine	1.4	0.9	3.1	0.4	-	0.4
Mponeng Mine	4.6	1.4	(0.2)	9.5	6.2	29.4
Elandsrand Mine	-	-	(1.8)	-	-	1.5
Deelkraal Mine	-	-	(0.8)	-	-	-
Surface Operations	-	0.1	0.5	-	-	-
AFRICAN REGION				**5.5**	**8.3**	**33.1**
Navachab	3.0	1.8	8.7	0.3	-	0.5
Sadiola - Attributable 38%	7.0	4.5	21.6	2.9	1.1	6.0
Morila - Attributable 40%	5.3	6.4	24.4	2.6	2.8	11.4
Geita - Attributable 50%	7.6	5.6	25.0	(1.1)	4.3	7.9
Yatela	1.8	2.8	4.6	0.8	0.1	7.3
NORTH AMERICAN REGION				**34.0**	**22.8**	**92.8**
Cripple Creek & Victor J.V.	1.7	2.3	10.4	32.3	19.8	82.2
Jerritt Canyon J.V. - Attributable 70%	(0.5)	3.7	7.6	1.8	3.0	10.6
Exploration				(0.1)	-	-
SOUTH AMERICAN REGION				**5.0**	**6.6**	**23.3**
Morro Velho	6.5	6.0	27.2	2.0	3.0	9.9
Serra Grande - Attributable 50%	3.9	4.0	15.5	0.7	1.1	2.9
Cerro Vanguardia - Attributable 46.25%	5.4	4.0	14.1	0.5	0.9	4.6
Minorities and exploration				1.8	1.6	5.9
AUSTRALIAN REGION				**4.6**	**11.7**	**42.6**
Sunrise Dam	5.9	4.5	25.4	2.8	11.0	37.9
Boddington - Attributable 33.33%	2.1	2.3	5.7	0.1	-	0.6
Tanami - Attributable 40%	(0.7)	(0.2)	(1.2)	0.2	-	0.4
Union Reefs	1.4	1.8	2.3	-	0.2	0.3
Brocks Creek	-	(0.1)	(0.1)	-	-	-
Exploration				1.5	0.5	3.4
Other	3.6	1.8	6.5	6.0	3.0	10.6
ANGLOGOLD GROUP TOTAL	**153**	**135**	**522**	**82**	**75**	**298**

NOTES TO THE CASH FLOW STATEMENT

Quarter ended December 2001	Year ended December 2001	Year ended December 2000		Quarter ended December 2001	Year ended December 2001	Year ended December 2000
US Dollar million				SA Rand million		
			Cash generated from operations			
128	364	251	Profit before taxation	1 326	3 233	1 693
			Adjusted for:			
22	31	1	Non-cash movements	256	324	6
53	220	217	Amortisation of mining assets	538	1 884	1 508
(6)	(20)	(37)	Interest receivable	(62)	(176)	(250)
			Growth in AngloGold Environmental			
(1)	(5)	(4)	Rehabilitation Trust	(10)	(42)	(25)
-	(1)	(4)	Income from associates	5	(7)	(26)
(1)	2	(7)	(Profit) loss on sale of assets	(13)	10	(51)
1	3	-	Unwinding of decommissioning obligation	9	22	2
14	72	69	Finance costs	143	608	481
(5)	(12)	-	Movement on hedging activities	(7)	(53)	-
8	29	20	Amortisation of goodwill	89	259	135
-	3	-	Debt written-off	-	21	-
1	1	93	Impairment of mining assets	-	3	708
(6)	(6)	-	Investment properties value restatement	(67)	(67)	-
-	4	-	(Profit) loss on sale of mining assets	-	32	-
5	5	1	Termination of retirement benefit plans	54	54	10
(57)	(73)	(43)	Movement in working capital	(587)	(633)	(294)
156	617	557		1 674	5 472	3 897
			The following analyses the movement in working capital:			
(39)	(22)	(43)	Increase in trade and other receivables	(399)	(193)	(292)
(29)	(64)	(35)	Increase in inventories	(300)	(551)	(241)
11	13	35	Increase in trade and other payables	112	111	239
(57)	(73)	(43)		(587)	(633)	(294)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary share capital and premium	Non - distributable reserves	Foreign currency translation	Other compre- hensive income	Retained earnings	Total
	SA Rand million					
Balance at 31 December 2000	7 951	149	325	-	2 579	11 004
Effect of adoption of IAS 39				(1 057)	(186)	(1 243)
Net profit					2 180	2 180
Dividends paid					(1 447)	(1 447)
Ordinary shares issued	189					189
Transfer from non-distributable reserves		(6)			6	-
Translation adjustment			2 674		-	2 674
Balance at 31 December 2001	8 140	143	2 999	(1 057)	3 132	13 357
	US Dollar million					
Balance at 31 December 2000	1 050	20	43	-	340	1 453
Effect of adoption of IAS 39				(88)	(25)	(113)
Net profit					245	245
Dividends paid					(167)	(167)
Ordinary shares issued	22					22
Transfer from non-distributable reserves		(1)			1	-
Translation adjustment	(391)	(7)	207		(132)	(323)
Balance at 31 December 2001	681	12	250	(88)	262	1 117

SHAFT SINKING

	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
Statistics are shown in metric units	**metres**		
MOAB KHOTSONG MINE			
Main shaft			
Advance	120	117	503
Depth to date (below collar)	3,043	2,923	3,043
Rock / ventilation sub-vertical shaft			
Depth to date	939	939	939
Station cutting	3	-	10
JOEL MINE			
Taung North Shaft			
Depth to date (below collar)	1,453	1,453	1,453
MPONENG MINE			
Sub Shaft 1			
Depth to date	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening			
Advance	-	-	23
Depth to date	27	27	27
Statistics are shown in imperial units	**feet**		
MOAB KHOTSONG MINE			
Main shaft			
Advance	392	385	1,651
Depth to date (below collar)	9,984	9,591	9,984
Rock / ventilation sub-vertical shaft			
Depth to date	3,080	3,080	3,080
Station cutting	10	-	33
JOEL MINE			
Taung North Shaft			
Depth to date (below collar)	4,766	4,766	4,766
MPONENG MINE			
Sub Shaft 1			
Depth to date	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening			
Advance	-	-	76
Depth to date	89	89	89

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 2001

Statistics are shown in metric units	Advance	Sampled						
	metres	metres	channel	gold		uranium	
			width	g/t	cm.g/t	kg/t	cm.kg/t
			cm				
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	5,732	756	96.90	39.75	3,852	1.99	193.05
Kopanang Mine							
Vaal reef	7,726	80	16.00	456.81	7,309	7.33	117.35
"C" reef	39	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	3,990	614	102.70	9.21	946	0.15	15.18
Moab Khotsong Mine							
Vaal reef	1,451	-	-	-	-	-	-
FREE STATE							
Bambanani East Shaft							
Basal reef	3,355	216	97.10	17.50	1,699	0.01	0.80
Tshepong North							
Basal reef	6,219	826	20.20	97.72	1,974	2.44	49.30
"B" reef	-	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	193	-	-	-	-	-	-
Taung South Shaft							
Beatrix reef	55	-	-	-	-	-	-
Beatrix VS 5 Composite reef	-	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	83	-	-	-	-	-	-
Carbon Leader reef	4,635	114	24.50	94.00	2,303	0.73	17.98
Savuka Mine							
Ventersdorp Contact reef	328	-	-	-	-	-	-
Carbon Leader reef	658	52	19.60	215.56	4,225	0.07	1.28
Mponeng Mine							
Ventersdorp Contact reef	6,038	618	73.30	20.23	1,483	-	-

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 2001

Statistics are shown in imperial units	Advance	Sampled						
	feet	feet	channel	gold		uranium	
			width inches	oz/t	ft.oz/t	lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	18,806	2,480	38.15	1.16	3.69	3.98	12.65
Kopanang Mine							
Vaal reef	25,349	262	6.30	13.32	6.99	14.66	7.70
"C" reef	128	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	13,089	2,014	40.43	0.27	0.91	0.30	1.01
Moab Khotsong Mine							
Vaal reef	4,760	-	-	-	-	-	-
FREE STATE							
Bambanani East Shaft							
Basal reef	11,007	709	38.23	0.51	1.63	0.02	0.06
Bambanani West Shaft							
Basal reef	-	-	-	-	-	-	-
Tshepong North							
Basal reef	20,403	2,710	7.95	2.85	1.89	4.88	3.23
"B" reef	-	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	634	-	-	-	-	-	-
Taung South Shaft							
Beatrix reef	179	-	-	-	-	-	-
Beatrix VS 5 Composite reef	-	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	272	-	-	-	-	-	-
Carbon Leader reef	15,206	374	9.65	2.74	2.20	1.46	1.17
Savuka Mine							
Ventersdorp Contact reef	1,075	-	-	-	-	-	-
Carbon Leader reef	2,159	171	7.72	6.29	4.04	0.14	0.09
Mponeng Mine							
Ventersdorp Contact reef	19,810	2,028	28.86	0.59	1.42	-	-

SOUTH AFRICAN REGION
VAAL RIVER

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
GREAT NOLIGWA MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	107	112	424	1,156	1,209	4,564
Milled - 000	- tonnes / - tons							
	- reef		627	617	2,531	691	680	2,790
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		627	617	2,531	691	680	2,790
Yield	- g/t	/ - oz/t						
	- reef		12.02	13.51	12.34	0.351	0.394	0.360
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		12.02	13.51	12.34	0.351	0.394	0.360
Gold produced	- kg	/ - oz 000						
	- reef		7,538	8,333	31,224	242	268	1,004
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		7,538	8,333	31,224	242	268	1,004
Gold sold	- kg	/ - oz 000 - total	7,535	8,622	31,334	242	277	1,007
Revenue	- R/kg	/ - $/oz - sold	86,113	74,667	76,048	261	277	275
Total cash costs	- R	/ - $ - ton milled	373	429	408	34	46	44
	- R/kg	/ - $/oz - produced	31,027	31,758	33,068	97	118	122
Total production costs	- R/kg	/ - $/oz - produced	33,922	34,561	35,453	105	128	130
PRODUCTIVITY								
per employee	- g	/ - oz - target	254	272	255	8.17	8.75	8.19
		- actual	266	293	273	8.55	9.40	8.77
per employee	- m2	/ - ft2 - target	3.76	3.89	3.69	40.45	41.86	39.76
		- actual	3.79	3.94	3.71	40.78	42.45	39.88
FINANCIAL RESULTS (MILLION)								
Gold income			648.9	643.8	2,382.9	63.2	76.7	277.4
Cost of sales			246.3	308.1	1,112.5	24.7	36.7	131.9
Cash operating costs			232.0	262.8	1,025.0	23.2	31.3	121.4
Other cash costs			1.9	1.9	7.6	0.2	0.2	0.9
Total cash costs			233.9	264.7	1,032.6	23.4	31.5	122.3
Retrenchment costs			3.7	2.6	9.6	0.3	0.3	1.1
Rehabilitation and other non-cash costs			3.2	3.4	6.9	0.3	0.4	0.8
Production costs			240.8	270.7	1,049.1	24.0	32.2	124.2
Amortisation of mining assets			14.9	17.3	57.9	1.5	2.1	6.8
Inventory change			(9.4)	20.1	5.5	(0.8)	2.4	0.9
Operating profit			402.6	335.7	1,270.4	38.5	40.0	145.5
Capital expenditure			5.5	1.3	10.3	0.6	0.1	1.2

SOUTH AFRICAN REGION
VAAL RIVER

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
KOPANANG MINE				Rand / Metric			Dollar / Imperial	
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	105	119	421	1,128	1,278	4,536
Milled - 000	- tonnes / - tons							
	- reef		532	532	2,079	586	586	2,291
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		532	532	2,079	586	586	2,291
Yield	- g/t	/ - oz/t						
	- reef		6.78	7.58	7.40	0.198	0.221	0.216
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		6.78	7.58	7.40	0.198	0.221	0.216
Gold produced	- kg	/ - oz 000						
	- reef		3,608	4,033	15,381	116	130	494
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		3,608	4,033	15,381	116	130	494
Gold sold	- kg	/ - oz 000 - total	3,606	4,164	15,432	116	134	496
Revenue	- R/kg	/ - $/oz - sold	86,214	74,717	75,916	261	277	275
Total cash costs	- R	/ - $ - ton milled	312	356	356	28	39	38
	- R/kg	/ - $/oz - produced	46,062	47,030	48,121	144	175	178
Total production costs	- R/kg	/ - $/oz - produced	52,001	51,902	52,844	162	193	195
PRODUCTIVITY								
per employee	- g	/ - oz - target	166	173	165	5.35	5.58	5.31
		- actual	158	176	167	5.09	5.66	5.36
per employee	- m2	/ - ft2 - target	4.74	4.89	4.79	51.01	52.59	51.52
		- actual	4.60	5.19	4.57	49.46	55.82	49.19
FINANCIAL RESULTS (MILLION)								
Gold income			310.9	311.1	1,171.5	30.3	37.1	136.7
Cost of sales			187.0	216.8	809.6	18.7	25.9	95.9
Cash operating costs			164.7	188.2	734.3	16.6	22.5	87.1
Other cash costs			1.4	1.4	5.8	0.1	0.2	0.7
Total cash costs			166.1	189.6	740.1	16.7	22.7	87.8
Retrenchment costs			4.2	1.9	8.9	0.4	0.2	1.0
Rehabilitation and other non-cash costs			2.4	2.5	5.1	0.2	0.3	0.6
Production costs			172.7	194.0	754.1	17.3	23.2	89.4
Amortisation of mining assets			14.9	15.3	58.7	1.5	1.8	6.9
Inventory change			(0.6)	7.5	(3.2)	(0.1)	0.9	(0.4)
Operating profit			123.9	94.3	361.9	11.6	11.2	40.8
Capital expenditure			14.2	5.6	26.0	1.4	0.6	2.8

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
TAU LEKOA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		98	94	388	1,056	1,007	4,176
Milled - 000	- tonnes	/ - tons							
	- reef			508	489	2,012	560	539	2,218
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			508	489	2,012	560	539	2,218
Yield	- g/t	/ - oz/t							
	- reef			4.56	3.72	4.42	0.133	0.109	0.129
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			4.56	3.72	4.42	0.133	0.109	0.129
Gold produced	- kg	/ - oz 000							
	- reef			2,317	1,819	8,899	74	58	286
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			2,317	1,819	8,899	74	58	286
Gold sold	- kg	/ - oz 000	- total	2,316	1,907	8,933	74	61	287
Revenue	- R/kg	/ - $/oz	- sold	86,647	74,730	76,203	261	277	275
Total cash costs	- R	/ - $	- ton milled	253	245	246	23	27	26
	- R/kg	/ - $/oz	- produced	55,573	65,845	55,545	173	245	203
Total production costs	- R/kg	/ - $/oz	- produced	64,162	74,990	63,265	199	279	231
PRODUCTIVITY									
per employee	- g	/ - oz	- target	196	192	190	6.31	6.16	6.10
			- actual	171	136	169	5.48	4.39	5.42
per employee	- m2	/ - ft2	- target	7.87	8.13	7.77	84.68	87.47	83.64
			- actual	7.22	7.02	7.35	77.72	75.56	79.16
FINANCIAL RESULTS (MILLION)									
Gold income				200.7	142.6	680.7	19.4	17.0	79.0
Cost of sales				148.3	157.7	591.3	14.9	18.7	69.6
Cash operating costs				127.8	118.8	490.5	12.8	14.2	57.7
Other cash costs				0.9	0.9	3.8	0.1	0.1	0.5
Total cash costs				128.7	119.7	494.3	12.9	14.3	58.2
Retrenchment costs				3.4	2.0	7.1	0.3	0.2	0.8
Rehabilitation and other non-cash costs				1.6	1.7	3.4	0.2	0.2	0.4
Production costs				133.7	123.4	504.8	13.4	14.7	59.4
Amortisation of mining assets				14.9	12.9	58.2	1.5	1.5	6.8
Inventory change				(0.3)	21.4	28.3	-	2.5	3.4
Operating profit				52.4	(15.1)	89.4	4.5	(1.7)	9.4
Capital expenditure				7.5	2.2	20.4	0.6	0.2	2.2

SOUTH AFRICAN REGION
VAAL RIVER

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
SURFACE OPERATIONS			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	-	-	-	-	-	-
Milled - 000	- tonnes / - tons							
	- reclamation from rehabilitation		44	32	141	49	36	155
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		1,009	1,394	5,211	1,113	1,536	5,744
	- total		1,053	1,426	5,352	1,162	1,572	5,899
Yield	- g/t	/ - oz/t						
	- reclamation from rehabilitation		1.20	0.77	1.42	0.035	0.022	0.041
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		0.50	0.46	0.51	0.015	0.013	0.015
	- average		0.53	0.46	0.53	0.016	0.013	0.015
Gold produced	- kg	/ - oz 000						
	- reclamation from rehabilitation		53	25	200	2	1	6
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		509	635	2,642	16	20	85
	- total		562	660	2,842	18	21	91
Gold sold	- kg	/ - oz 000 - total	562	680	2,842	18	21	91
Revenue	- R/kg	/ - $/oz - sold	86,544	74,399	75,200	262	276	276
Total cash costs *	- R	/ - $ - ton milled	25	20	22	2	2	2
	- R/kg	/ - $/oz - produced	50,320	43,428	42,632	155	161	157
Total production costs	- R/kg	/ - $/oz - produced	50,330	43,431	42,637	155	161	157
PRODUCTIVITY								
per employee	- g	/ - oz - target	315	292	311	10.11	9.39	10.00
		- actual	391	369	438	12.58	11.85	14.09
per employee	- m2	/ - ft2 - target	-	-	-	-	-	-
		- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)								
Gold income			48.9	50.6	214.1	4.7	6.0	25.2
Cost of sales			26.0	28.7	113.2	2.5	3.4	13.3
Cash operating costs			25.5	27.5	112.3	2.5	3.3	13.3
Other cash costs			0.1	0.1	0.4	-	-	-
Total cash costs			25.6	27.6	112.7	2.5	3.3	13.3
Retrenchment costs			-	-	-	-	-	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-
Production costs			25.6	27.6	112.7	2.5	3.3	13.3
Amortisation of mining assets			-	-	-	-	-	-
Inventory change			0.4	1.1	0.5	-	0.1	-
Operating profit			22.9	21.9	100.9	2.2	2.6	11.9
			Moab Khotsong					
Capital expenditure			100.7	102.5	369.4	10.1	12.2	43.2

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
				Rand / Metric			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Material treated	- tonnes	/ - tons	- 000	9,700	10,255	41,273	10,692	11,304	45,496
Yield	- g/t	/ - oz/t		0.26	0.25	0.25	0.008	0.007	0.007
Gold produced	- kg	/ - oz 000		2,547	2,551	10,314	82	82	332
Gold sold	- kg	/ - oz 000		2,546	2,552	10,336	82	82	332
Revenue	- R/kg	/ - $/oz	- sold	87,218	74,702	76,232	261	277	275
Total cash costs	- R	/ - $	- ton treated	16	15	15	1	2	2
	- R/kg	/ - $/oz	- produced	60,243	59,616	58,884	185	221	215
Total production costs	- R/kg	/ - $/oz	- produced	63,775	62,607	62,528	196	233	229
PRODUCTIVITY									
per employee	- g	/ - oz	- target	582	603	605	18.71	19.40	19.46
			- actual	708	689	692	22.77	22.16	22.26
FINANCIAL RESULTS (MILLION)									
Gold income				222.1	190.6	787.9	21.4	22.7	91.4
Cost of sales				164.2	159.2	650.9	16.1	19.0	76.3
Cash operating costs				152.8	151.5	605.0	15.1	18.1	71.1
Other cash costs				0.6	0.6	2.4	0.1	0.1	0.3
Total cash costs				153.4	152.1	607.4	15.2	18.2	71.4
Retrenchment costs				1.2	0.3	2.3	0.1	-	0.2
Rehabilitation and other non-cash costs				3.7	3.3	15.1	0.4	0.4	1.8
Production costs				158.3	155.7	624.8	15.7	18.6	73.4
Amortisation of mining assets				4.1	4.1	20.2	0.4	0.5	2.4
Inventory change				1.8	(0.6)	5.9	-	(0.1)	0.5
Operating profit				57.9	31.4	137.0	5.3	3.7	15.1
Capital expenditure				(0.2)	-	0.8	-	-	0.1

SOUTH AFRICAN REGION
FREE STATE

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
BAMBANANI MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		67	72	278	721	777	2,995
Milled - 000	- tonnes	/ - tons							
	- reef			389	404	1,631	429	445	1,798
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			389	404	1,631	429	445	1,798
Yield	- g/t	/ - oz/t							
	- reef			8.06	7.78	7.86	0.235	0.227	0.229
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			8.06	7.78	7.86	0.235	0.227	0.229
Gold produced	- kg	/ - oz 000							
	- reef			3,140	3,141	12,816	101	101	412
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			3,140	3,141	12,816	101	101	412
Gold sold	- kg	/ - oz 000	- total	3,140	3,184	12,832	101	103	413
Revenue	- R/kg	/ - $/oz	- sold	86,621	74,844	76,202	261	277	275
Total cash costs	- R	/ - $	- ton milled	542	497	496	49	54	53
	- R/kg	/ - $/oz	- produced	67,205	63,913	63,153	206	238	230
Total production costs	- R/kg	/ - $/oz	- produced	74,830	71,675	69,804	230	267	255
PRODUCTIVITY									
per employee	- g	/ - oz	- target	220	193	187	7.07	6.22	6.00
			- actual	162	153	155	5.21	4.92	4.97
per employee	- m2	/ - ft2	- target	4.22	4.17	3.91	45.40	44.84	42.12
			- actual	3.45	3.52	3.36	37.18	37.88	36.14
FINANCIAL RESULTS (MILLION)									
Gold income				272.0	238.3	977.9	26.4	28.4	113.6
Cost of sales				239.2	227.4	895.7	23.6	27.3	104.8
Cash operating costs				209.7	199.4	804.0	20.7	23.8	94.3
Other cash costs				1.3	1.3	5.4	0.1	0.2	0.6
Total cash costs				211.0	200.7	809.4	20.8	24.0	94.9
Retrenchment costs				5.7	5.5	25.4	0.5	0.7	3.0
Rehabilitation and other non-cash costs				6.4	8.3	14.8	0.7	1.0	1.7
Production costs				223.1	214.5	849.6	22.0	25.7	99.6
Amortisation of mining assets				11.9	10.6	45.0	1.2	1.3	5.3
Inventory change				4.2	2.3	1.1	0.4	0.3	(0.1)
Operating profit				32.8	10.9	82.2	2.8	1.1	8.8
Capital expenditure				14.6	1.8	28.9	1.2	0.2	3.0

SOUTH AFRICAN REGION
FREE STATE

		Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
TSHEPONG MINE		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Area mined - 000 - m2 / - ft2		106	103	403	1,140	1,107	4,342
Milled - 000 - tonnes / - tons							
- reef		379	368	1,450	418	406	1,599
- waste		-	-	-	-	-	-
- surface and dump reclamation		-	-	-	-	-	-
- total		379	368	1,450	418	406	1,599
Yield - g/t / - oz/t							
- reef		7.97	8.24	8.20	0.233	0.240	0.239
- waste		-	-	-	-	-	-
- surface and dump reclamation		-	-	-	-	-	-
- average		7.97	8.24	8.20	0.233	0.240	0.239
Gold produced - kg / - oz 000							
- reef		3,021	3,034	11,898	97	98	383
- waste		-	-	-	-	-	-
- surface and dump reclamation		-	-	-	-	-	-
- total		3,021	3,034	11,898	97	98	383
Gold sold - kg / - oz 000 - total		3,021	3,076	11,909	97	99	383
Revenue - R/kg / - $/oz - sold		87,656	74,810	76,568	262	277	275
Total cash costs - R / - $ - ton milled		406	414	401	36	45	43
- R/kg / - $/oz - produced		50,940	50,260	48,938	156	187	178
Total production costs - R/kg / - $/oz - produced		60,483	60,363	57,971	185	224	211
PRODUCTIVITY							
per employee - g / - oz - target		178	179	175	5.71	5.75	5.63
- actual		221	222	215	7.11	7.14	6.90
per employee - m2 / - ft2 - target		6.34	6.40	6.42	68.28	68.85	69.12
- actual		7.75	7.53	7.28	83.37	81.04	78.36
FINANCIAL RESULTS (MILLION)							
Gold income		264.8	230.1	911.8	25.4	27.4	105.3
Cost of sales		191.9	185.3	690.3	18.7	22.1	80.4
Cash operating costs		153.2	151.7	579.2	15.0	18.1	67.7
Other cash costs		0.7	0.8	3.1	0.1	0.1	0.4
Total cash costs		153.9	152.5	582.3	15.1	18.2	68.1
Retrenchment costs		2.1	2.2	9.3	0.2	0.3	1.1
Rehabilitation and other non-cash costs		4.8	6.4	11.3	0.5	0.8	1.3
Production costs		160.8	161.1	602.9	15.8	19.3	70.5
Amortisation of mining assets		22.0	22.1	86.8	2.1	2.6	10.2
Inventory change		9.1	2.1	0.6	0.8	0.2	(0.3)
Operating profit		72.9	44.8	221.5	6.7	5.3	24.9
Capital expenditure		0.6	-	0.6	0.1	-	0.1

SOUTH AFRICAN REGION
FREE STATE

		Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
MATJHABENG MINE		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	27	29	140	289	317	1,508
Milled - 000	- tonnes / - tons						
	- reef	144	156	754	159	172	831
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	144	156	754	159	172	831
Yield	- g/t / - oz/t						
	- reef	9.49	8.52	7.75	0.277	0.248	0.226
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- average	9.49	8.52	7.75	0.277	0.248	0.226
Gold produced	- kg / - oz 000						
	- reef	1,366	1,328	5,841	44	43	188
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	1,366	1,328	5,841	44	43	188
Gold sold	- kg / - oz 000 - total	1,366	1,345	5,850	44	43	188
Revenue	- R/kg / - $/oz - sold	85,857	74,723	75,756	260	277	276
Total cash costs	- R / - $ - ton milled	521	565	492	47	61	53
	- R/kg / - $/oz - produced	54,842	66,335	63,542	170	246	236
Total production costs	- R/kg / - $/oz - produced	62,481	74,994	80,046	194	279	299
PRODUCTIVITY							
per employee	- g / - oz - target	138	138	142	4.44	4.43	4.56
	- actual	171	150	142	5.51	4.83	4.56
per employee	- m2 / - ft2 - target	3.01	3.02	3.39	32.45	32.55	36.46
	- actual	3.36	3.33	3.40	36.19	35.86	36.63
FINANCIAL RESULTS (MILLION)							
Gold income		117.3	100.5	443.2	11.4	12.0	51.9
Cost of sales		100.2	100.2	480.9	9.7	12.1	57.2
Cash operating costs		73.8	87.0	366.8	7.3	10.4	43.8
Other cash costs		1.1	1.1	4.3	0.1	0.1	0.5
Total cash costs		74.9	88.1	371.2	7.4	10.5	44.3
Retrenchment costs		4.8	3.8	76.2	0.5	0.5	9.5
Rehabilitation and other non-cash costs		2.3	3.0	5.4	0.2	0.4	0.6
Production costs		82.0	94.9	452.8	8.1	11.4	54.4
Amortisation of mining assets		3.4	4.7	14.8	0.3	0.6	1.7
Inventory change		14.8	0.6	13.3	1.3	0.1	1.1
Operating profit		17.1	0.3	(37.7)	1.7	(0.1)	(5.3)
Capital expenditure		-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
JOEL MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		40	49	210	431	532	2,255
Milled - 000	- tonnes	/ - tons							
	- reef			227	296	1,089	250	326	1,200
	- waste			23	-	23	26	-	26
	- surface and dump reclamation			-	-	-	-	-	-
	- total			250	296	1,112	276	326	1,226
Yield	- g/t	/ - oz/t							
	- reef			4.03	3.07	3.64	0.118	0.090	0.106
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			3.66	3.07	3.56	0.107	0.090	0.104
Gold produced	- kg	/ - oz 000							
	- reef			915	910	3,959	29	29	127
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			915	910	3,959	29	29	127
Gold sold	- kg	/ - oz 000	- total	1,020	831	4,056	33	27	131
Revenue	- R/kg	/ - $/oz	- sold	101,957	99,117	96,724	315	368	354
Total cash costs	- R	/ - $	- ton milled	327	286	333	29	31	36
	- R/kg	/ - $/oz	- produced	89,352	92,976	93,463	275	345	345
Total production costs	- R/kg	/ - $/oz	- produced	106,807	110,614	114,912	329	411	425
PRODUCTIVITY									
per employee	- g	/ - oz	- target	165	157	158	5.31	5.05	5.08
			- actual	124	109	104	3.99	3.50	3.35
per employee	- m2	/ - ft2	- target	6.78	6.71	6.60	72.95	72.26	71.01
			- actual	5.42	5.92	5.51	58.32	63.75	59.34
FINANCIAL RESULTS (MILLION)									
Gold income				104.0	82.4	392.3	10.3	9.8	46.1
Cost of sales				104.5	93.3	454.3	10.5	11.1	53.9
Cash operating costs				81.0	83.8	366.9	8.0	10.0	43.5
Other cash costs				0.8	0.8	3.2	0.1	0.1	0.4
Total cash costs				81.8	84.6	370.1	8.1	10.1	43.9
Retrenchment costs				1.2	1.5	21.4	0.1	0.2	2.6
Rehabilitation and other non-cash costs				0.1	0.1	0.2	-	-	-
Production costs				83.1	86.2	391.7	8.2	10.3	46.5
Amortisation of mining assets				14.7	14.5	63.3	1.5	1.7	7.5
Inventory change				6.7	(7.4)	(0.7)	0.8	(0.9)	(0.1)
Operating profit				(0.5)	(10.9)	(62.0)	(0.2)	(1.3)	(7.8)
Capital expenditure				8.2	9.1	37.4	0.9	1.1	4.5

SOUTH AFRICAN REGION
FREE STATE

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
SURFACE OPERATIONS				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons							
	- reclamation from rehabilitation			134	141	625	147	156	689
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			781	785	3,048	861	865	3,360
	- total			914	926	3,673	1,008	1,021	4,049
Yield	- g/t	/ - oz/t							
	- reclamation from rehabilitation			0.83	1.08	1.16	0.024	0.031	0.034
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			0.61	0.60	0.67	0.018	0.017	0.020
	- average			0.64	0.67	0.75	0.019	0.020	0.022
Gold produced	- kg	/ - oz 000							
	- reclamation from rehabilitation			110	152	723	4	6	23
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			472	470	2,041	15	15	66
	- total			582	622	2,765	19	21	89
Gold sold	- kg	/ - oz 000	- total	583	631	2,765	19	20	89
Revenue	- R/kg	/ - $/oz	- sold	86,383	74,793	75,766	261	277	276
Total cash costs *	- R	/ - $	- ton milled	32	31	31	3	3	3
	- R/kg	/ - $/oz	- produced	53,467	52,022	45,938	165	193	167
Total production costs	- R/kg	/ - $/oz	- produced	53,467	52,568	46,163	165	195	168
PRODUCTIVITY									
per employee	- g	/ - oz	- target	303	309	336	9.74	9.95	10.81
			- actual	310	407	471	9.95	13.09	15.16
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold income				50.3	47.1	208.5	4.9	5.6	24.5
Cost of sales				29.3	25.1	103.2	2.8	2.9	12.1
Cash operating costs				25.3	24.4	93.7	2.5	2.9	11.0
Other cash costs				-	-	0.1	-	-	-
Total cash costs				25.3	24.4	93.8	2.5	2.9	11.0
Retrenchment costs				-	0.3	0.5	-	-	0.1
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				25.3	24.7	94.3	2.5	2.9	11.1
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				4.0	0.4	8.9	0.3	-	1.0
Operating profit				21.0	22.0	105.3	2.1	2.7	12.4
Capital expenditure				(0.5)	-	(0.5)	-	-	-

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
TAUTONA MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	77	77	292	824	832	3,139
Milled - 000	- tonnes	/ - tons						
	- reef		426	408	1,621	469	450	1,787
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		426	408	1,621	469	450	1,787
Yield	- g/t	/ - oz/t						
	- reef		11.23	12.30	11.94	0.328	0.359	0.348
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		11.23	12.30	11.94	0.328	0.359	0.348
Gold produced	- kg	/ - oz 000						
	- reef		4,781	5,021	19,355	154	161	622
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		4,781	5,021	19,355	154	161	622
Gold sold	- kg	/ - oz 000 - total	4,778	5,021	19,360	154	162	623
Revenue	- R/kg	/ - $/oz - sold	86,609	74,743	76,224	261	277	275
Total cash costs	- R	/ - $ - ton milled	493	511	505	44	55	54
	- R/kg	/ - $/oz - produced	43,917	41,583	42,347	135	154	154
Total production costs	- R/kg	/ - $/oz - produced	47,569	44,836	45,482	146	166	166
PRODUCTIVITY								
per employee	- g	/ - oz - target	279	279	272	8.97	8.98	8.73
		- actual	271	279	265	8.70	8.98	8.51
per employee	- m2	/ - ft2 - target	4.43	4.30	4.22	47.66	46.27	45.37
		- actual	4.33	4.30	3.99	46.63	46.30	42.92
FINANCIAL RESULTS (MILLION)								
Gold income			413.8	375.3	1,475.7	40.1	44.7	171.3
Cost of sales			228.1	225.0	883.2	22.3	26.8	103.5
Cash operating costs			208.7	207.5	814.4	20.6	24.7	95.5
Other cash costs			1.2	1.2	5.2	0.1	0.1	0.6
Total cash costs			209.9	208.7	819.6	20.7	24.8	96.1
Retrenchment costs			2.5	2.1	8.7	0.2	0.3	1.0
Rehabilitation and other non-cash costs			0.5	1.0	1.6	-	0.1	0.2
Production costs			212.9	211.8	829.9	20.9	25.2	97.3
Amortisation of mining assets			14.5	13.2	50.3	1.4	1.6	5.9
Inventory change			0.7	-	3.0	-	-	0.3
Operating profit			185.7	150.3	592.5	17.8	17.9	67.8
Capital expenditure			21.9	16.8	63.7	2.1	2.0	7.2

SOUTH AFRICAN REGION
WEST WITS

SAVUKA MINE				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		47	53	196	504	571	2,113
Milled - 000	- tonnes	/ - tons							
	- reef			242	233	938	267	257	1,034
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			242	233	938	267	257	1,034
Yield	- g/t	/ - oz/t							
	- reef			7.57	7.98	7.97	0.221	0.233	0.232
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			7.57	7.98	7.97	0.221	0.233	0.232
Gold produced	- kg	/ - oz 000							
	- reef			1,835	1,860	7,476	59	60	240
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			1,835	1,860	7,476	59	60	240
Gold sold	- kg	/ - oz 000	- total	1,834	1,860	7,478	59	60	241
Revenue	- R/kg	/ - $/oz	- sold	86,271	74,891	76,104	261	277	275
Total cash costs	- R	/ - $	- ton milled	555	551	544	50	60	58
	- R/kg	/ - $/oz	- produced	73,341	69,087	68,209	225	256	248
Total production costs	- R/kg	/ - $/oz	- produced	75,105	70,795	71,727	230	263	262
PRODUCTIVITY									
per employee	- g	/ - oz	- target	164	168	166	5.28	5.40	5.34
			- actual	140	144	144	4.50	4.63	4.64
per employee	- m2	/ - ft2	- target	4.54	4.52	4.50	48.92	48.65	48.41
			- actual	3.58	4.11	3.79	38.48	44.23	40.83
FINANCIAL RESULTS (MILLION)									
Gold income				158.3	139.3	569.1	15.4	16.6	66.2
Cost of sales				142.8	131.7	539.3	14.0	15.7	63.1
Cash operating costs				133.7	127.6	506.3	13.2	15.2	59.3
Other cash costs				0.9	0.9	3.6	0.1	0.1	0.4
Total cash costs				134.6	128.5	509.9	13.3	15.3	59.7
Retrenchment costs				1.8	1.4	7.3	0.2	0.2	0.9
Rehabilitation and other non-cash costs				0.3	0.6	0.9	-	0.1	0.1
Production costs				136.7	130.5	518.1	13.5	15.6	60.7
Amortisation of mining assets				1.2	1.2	18.1	0.1	0.1	2.3
Inventory change				4.9	-	3.1	0.4	-	0.1
Operating profit				15.5	7.6	29.8	1.4	0.9	3.1
Capital expenditure				4.1	-	4.1	0.4	-	0.4

44

SOUTH AFRICAN REGION
WEST WITS

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
MPONENG MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	68	67	254	733	725	2,734
Milled - 000	- tonnes / - tons							
	- reef		384	376	1,476	423	415	1,627
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		384	376	1,476	423	415	1,627
Yield	- g/t	/ - oz/t						
	- reef		8.43	8.35	7.71	0.246	0.244	0.225
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		8.43	8.35	7.71	0.246	0.244	0.225
Gold produced	- kg	/ - oz 000						
	- reef		3,236	3,144	11,386	104	101	366
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		3,236	3,144	11,386	104	101	366
Gold sold	- kg	/ - oz 000 - total	3,234	3,144	11,388	104	101	366
Revenue	- R/kg	/ - $/oz - sold	86,396	74,847	76,732	261	277	274
Total cash costs	- R	/ - $ - ton milled	475	476	472	42	52	50
	- R/kg	/ - $/oz - produced	56,391	57,009	61,221	173	211	223
Total production costs	- R/kg	/ - $/oz - produced	72,043	71,345	75,669	221	265	275
PRODUCTIVITY								
per employee	- g	/ - oz - target	183	192	186	5.87	6.17	5.99
		- actual	197	194	173	6.34	6.23	5.57
per employee	- m2	/ - ft2 - target	4.53	4.52	4.50	48.72	48.64	48.45
		- actual	4.15	4.15	3.86	44.68	44.68	41.59
FINANCIAL RESULTS (MILLION)								
Gold income			279.4	235.3	873.8	27.1	28.0	100.4
Cost of sales			227.9	224.3	859.9	22.5	26.6	100.6
Cash operating costs			181.3	178.0	692.0	17.9	21.2	81.0
Other cash costs			1.2	1.2	5.1	0.1	0.1	0.6
Total cash costs			182.5	179.2	697.1	18.0	21.3	81.6
Retrenchment costs			1.9	1.9	8.2	0.2	0.2	1.0
Rehabilitation and other non-cash costs			0.5	0.9	1.5	-	0.1	0.2
Production costs			184.9	182.0	706.8	18.2	21.6	82.8
Amortisation of mining assets			48.3	42.3	154.8	4.8	5.0	17.9
Inventory change			(5.3)	-	(1.7)	(0.5)	-	(0.1)
Operating profit			51.5	11.0	13.9	4.6	1.4	(0.2)
Capital expenditure			100.3	51.6	261.1	9.5	6.2	29.4

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
ELANDSRAND MINE					Rand / Metric			Dollar / Imperial	
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		-	-	28	-	-	301
Milled - 000	- tonnes	/ - tons							
	- reef			-	-	99	-	-	109
	- waste			-	-	2	-	-	2
	- surface and dump reclamation			-	-	-	-	-	-
	- total			-	-	101	-	-	111
Yield	- g/t	/ - oz/t							
	- reef			-	-	6.24	-	-	0.182
	- waste			-	-	1.00	-	-	0.029
	- surface and dump reclamation			-	-	-	-	-	-
	- average			-	-	6.13	-	-	0.179
Gold produced	- kg	/ - oz 000							
	- reef			-	-	618	-	-	20
	- waste			-	-	2	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			-	-	620	-	-	20
Gold sold	- kg	/ - oz 000	- total	-	-	623	-	-	20
Revenue	- R/kg	/ - $/oz	- sold	-	-	67,726	-	-	271
Total cash costs	- R	/ - $	- ton milled	-	-	554	-	-	65
	- R/kg	/ - $/oz	- produced	-	-	90,300	-	-	362
Total production costs	- R/kg	/ - $/oz	- produced	-	-	90,373	-	-	363
PRODUCTIVITY									
per employee	- g	/ - oz	- target	-	-	134	-	-	4.31
			- actual	-	-	104	-	-	3.34
per employee	- m2	/ - ft2	- target	-	-	5.25	-	-	56.53
			- actual	-	-	4.69	-	-	50.48
FINANCIAL RESULTS (MILLION)									
Gold income				-	-	42.2	-	-	5.4
Cost of sales				-	-	56.2	-	-	7.2
Cash operating costs				-	-	55.5	-	-	7.2
Other cash costs				-	-	0.4	-	-	0.1
Total cash costs				-	-	55.9	-	-	7.2
Retrenchment costs				-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				-	-	55.9	-	-	7.2
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				-	-	0.3	-	-	-
Operating profit				-	-	(14.0)	-	-	(1.8)
Capital expenditure				-	-	12.0	-	-	1.5

SOUTH AFRICAN REGION
WEST WITS

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
DEELKRAAL MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	-	-	9	-	-	93
Milled - 000	- tonnes	/ - tons						
	- reef		-	-	55	-	-	61
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		-	-	55	-	-	61
Yield	- g/t	/ - oz/t						
	- reef		-	-	7.55	-	-	0.220
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		-	-	7.55	-	-	0.220
Gold produced	- kg	/ - oz 000						
	- reef		-	-	417	-	-	13
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		-	-	417	-	-	13
Gold sold	- kg	/ - oz 000 - total	-	-	419	-	-	13
Revenue	- R/kg	/ - $/oz - sold	-	-	67,726	-	-	271
Total cash costs	- R	/ - $ - ton milled	-	-	625	-	-	73
	- R/kg	/ - $/oz - produced	-	-	82,790	-	-	331
Total production costs	- R/kg	/ - $/oz - produced	-	-	83,180	-	-	333
PRODUCTIVITY								
per employee	- g	/ - oz - target	-	-	140	-	-	4.50
		- actual	-	-	123	-	-	3.97
per employee	- m2	/ - ft2 - target	-	-	3.37	-	-	36.28
		- actual	-	-	2.55	-	-	27.45
FINANCIAL RESULTS (MILLION)								
Gold income			-	-	28.4	-	-	3.6
Cost of sales			-	-	34.8	-	-	4.4
Cash operating costs			-	-	34.3	-	-	4.4
Other cash costs			-	-	0.2	-	-	-
Total cash costs			-	-	34.5	-	-	4.4
Retrenchment costs			-	-	0.2	-	-	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-
Production costs			-	-	34.7	-	-	4.4
Amortisation of mining assets			-	-	-	-	-	-
Inventory change			-	-	0.1	-	-	-
Operating profit			-	-	(6.4)	-	-	(0.8)
Capital expenditure			-	-	-	-	-	-

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
SURFACE OPERATIONS				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		-	-	-	-	-	-
Milled - 000	- tonnes / - tons								
	- reclamation from rehabilitation			-	13	16	-	14	18
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	42	-	-	46
	- total			-	13	58	-	14	64
Yield	- g/t	/ - oz/t							
	- reclamation from rehabilitation			-	0.76	1.78	-	0.022	0.052
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	0.60	-	-	0.018
	- average			-	0.76	0.94	-	0.022	0.027
Gold produced	- kg	/ - oz 000							
	- reclamation from rehabilitation			0	10	29	0	0	1
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	25	-	-	1
	- total			0	10	54	0	0	2
Gold sold	- kg	/ - oz 000	- total	0	10	54	0	1	2
Revenue	- R/kg	/ - $/oz	- sold	-	-	67,726	-	-	271
Total cash costs*	- R	/ - $	- ton milled	-	-	4	-	-	-
	- R/kg	/ - $/oz	- produced	-	-	2,817	-	-	13
Total production costs	- R/kg	/ - $/oz	- produced	-	-	2,817	-	-	13
PRODUCTIVITY									
per employee	- g	/ - oz	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold income				-	0.8	3.8	-	0.1	0.5
Cost of sales				-	-	0.2	-	-	-
Cash operating costs				-	-	0.2	-	-	-
Other cash costs				-	-	-	-	-	-
Total cash costs				-	-	0.2	-	-	-
Retrenchment costs				-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				-	-	0.2	-	-	-
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				-	-	-	-	-	-
Operating profit				-	0.8	3.6	-	0.1	0.5
Capital expenditure				-	-	-	-	-	-

* Excludes reclamation from rehabilitation

AFRICAN REGION

		Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
NAVACHAB		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	1,292	1,383	4,992	1,424	1,524	5,503
Volume mined - 000	- bcm / - bcy	403	425	1,539	527	556	2,012
Stripping ratio	- t (mined - treated) / t treated	2.60	3.25	2.78	2.60	3.25	2.78
Treated - 000	- tonnes / - tons	358	326	1,320	395	359	1,455
Yield	- g/t / - oz/t	2.02	1.95	2.04	0.059	0.057	0.060
Gold produced	- kg / - oz 000	723	636	2,694	23	20	87
Gold sold	- kg / - oz 000	723	636	2,694	23	20	87
Revenue	- R/kg / - $/oz - sold	92,632	75,846	77,038	285	281	277
Total cash costs	- R/kg / - $/oz - produced	46,068	48,868	45,101	142	181	164
Total production costs	- R/kg / - $/oz - produced	50,139	52,652	48,670	155	195	177
PRODUCTIVITY							
per employee	- g / - oz - target	575	600	592	18.50	19.28	19.04
	- actual	688	621	648	22.11	19.95	20.83
FINANCIAL RESULTS (MILLION)							
Gold income		67.0	48.3	207.6	6.6	5.8	24.0
Cost of sales		36.7	33.4	131.2	3.6	4.0	15.3
Cash operating costs		33.0	30.9	120.5	3.3	3.7	14.1
Other cash costs		0.3	0.2	1.1	-	-	0.1
Total cash costs		33.3	31.1	121.6	3.3	3.7	14.2
Rehabilitation and other non-cash costs		0.2	0.2	0.4	-	-	-
Production costs		33.5	31.3	122.0	3.3	3.7	14.2
Amortisation of mining assets		2.7	2.2	9.2	0.3	0.3	1.1
Inventory change		0.5	(0.1)	-	-	-	-
Operating profit		30.3	14.9	76.4	3.0	1.8	8.7
Capital expenditure		3.9	0.2	5.4	0.3	-	0.5

AFRICAN REGION

		Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
SADIOLA - Attributable 38%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	1,725	1,292	6,339	1,902	1,424	6,987
Volume mined - 000	- bcm / - bcy	922	713	3,504	1,207	933	4,583
Stripping ratio	- t (mined - treated) / t treated	2.46	1.50	2.13	2.46	1.50	2.13
Treated - 000	- tonnes / - tons	499	518	2,025	550	571	2,232
Yield	- g/t / - oz/t	3.45	2.81	3.13	0.101	0.082	0.091
Gold produced	- kg / - oz 000	1,724	1,455	6,336	55	47	204
Gold sold	- kg / - oz 000	1,744	1,510	6,249	56	48	201
Revenue	- R/kg / - $/oz - sold	103,309	80,391	84,679	317	298	303
Total cash costs	- R/kg / - $/oz - produced	42,920	37,009	36,356	131	137	131
Total production costs	- R/kg / - $/oz - produced	63,430	55,702	54,393	193	206	196
PRODUCTIVITY							
per employee	- g / - oz - target	2 756	2 069	2 306	88.60	66.51	74.15
	- actual	2 576	2 203	2 391	82.83	70.82	76.88
FINANCIAL RESULTS (MILLION)							
Gold income		180.2	121.3	529.2	17.8	14.5	61.0
Cost of sales		109.8	83.9	340.8	10.8	10.0	39.4
Cash operating costs		62.1	45.4	194.1	6.1	5.4	22.5
Other cash costs		11.8	8.5	36.2	1.2	1.0	4.2
Total cash costs		73.9	53.9	230.3	7.3	6.4	26.7
Rehabilitation and other non-cash costs		2.3	0.4	4.1	0.2	-	0.4
Production costs		76.2	54.3	234.4	7.5	6.4	27.1
Amortisation of mining assets		33.0	26.8	110.2	3.2	3.2	12.8
Inventory change		0.6	2.8	(3.8)	0.1	0.4	(0.5)
Operating profit		70.4	37.4	188.4	7.0	4.5	21.6
Capital expenditure		29.5	9.5	54.9	2.9	1.1	6.0

AFRICAN REGION

		Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
MORILA - Attributable 40%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	3,071	2,109	9,227	3,385	2,325	10,171
Volume mined - 000	- bcm / - bcy	1,428	976	4,383	1,868	1,277	5,733
Stripping ratio	- t (mined - treated) / t treated	8.90	6.00	7.08	8.90	6.00	7.08
Treated - 000	- tonnes / - tons	310	301	1,142	342	332	1,259
Yield	- g/t / - oz/t	5.79	6.74	6.87	0.169	0.197	0.200
Gold produced	- kg / - oz 000	1,796	2,031	7,848	58	65	252
Gold sold	- kg / - oz 000	1,796	2,031	7,848	58	65	252
Revenue	- R/kg / - $/oz - sold	91,532	75,163	75,596	277	278	273
Total cash costs	- R/kg / - $/oz - produced	38,573	28,236	28,533	117	104	103
Total production costs	- R/kg / - $/oz - produced	63,085	48,304	49,201	192	179	177
PRODUCTIVITY							
per employee	- g / - oz - target	3 833	4 397	4 266	123.24	141.38	137.16
	- actual	2 786	3 125	3 586	89.56	100.48	115.30
FINANCIAL RESULTS (MILLION)							
Gold income		164.5	152.7	593.3	16.0	18.2	69.0
Cost of sales		110.6	99.3	383.7	10.7	11.8	44.6
Cash operating costs		58.0	46.8	183.1	5.7	5.6	21.1
Other cash costs		11.4	10.5	40.9	1.1	1.3	4.8
Total cash costs		69.4	57.3	224.0	6.8	6.9	25.9
Rehabilitation and other non-cash costs		0.5	0.4	1.7	-	-	0.2
Production costs		69.9	57.7	225.7	6.8	6.9	26.1
Amortisation of mining assets		43.6	40.4	160.6	4.2	4.8	18.7
Inventory change		(2.9)	1.2	(2.6)	(0.3)	0.1	(0.2)
Operating profit		53.9	53.4	209.6	5.3	6.4	24.4
Capital expenditure		28.7	22.5	99.9	2.6	2.8	11.4

AFRICAN REGION

		Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
GEITA - Attributable 50%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	4,296	4,242	15,860	4,736	4,676	17,482
Volume mined - 000	- bcm / - bcy	1,665	1,644	6,162	2,177	2,150	8,061
Stripping ratio	- t (mined - treated) / t treated	6.20	6.95	5.92	6.20	6.95	5.92
Treated - 000	- tonnes / - tons	596	534	2,291	657	588	2,525
Yield	- g/t / - oz/t	3.60	4.17	3.70	0.105	0.122	0.108
Gold produced	- kg / - oz 000	2,148	2,225	8,485	69	72	273
Gold sold	- kg / - oz 000	2,148	2,225	8,485	69	72	273
Revenue	- R/kg / - $/oz - sold	97,915	77,675	81,200	294	287	291
Total cash costs	- R/kg / - $/oz - produced	53,944	40,461	41,123	163	150	147
Total production costs	- R/kg / - $/oz - produced	60,099	56,429	53,428	186	209	194
PRODUCTIVITY							
per employee	- g / - oz - target	2 395	1 986	1 989	77.00	63.85	63.94
	- actual	1 889	1 800	1 916	60.72	57.87	61.59
FINANCIAL RESULTS (MILLION)							
Gold income		210.3	172.9	688.9	20.3	20.6	79.4
Cost of sales		127.8	126.2	464.8	12.7	15.0	54.4
Cash operating costs		107.3	83.3	322.5	10.5	9.9	37.0
Other cash costs		8.5	6.8	26.5	0.8	0.8	3.0
Total cash costs		115.8	90.1	349.0	11.3	10.7	40.0
Rehabilitation and other non-cash costs		1.5	3.6	5.0	0.1	0.4	0.6
Production costs		117.3	93.7	354.0	11.4	11.1	40.6
Amortisation of mining assets		11.7	32.0	99.4	1.4	3.8	12.3
Inventory change		(1.2)	0.5	11.4	(0.1)	0.1	1.5
Operating profit		82.5	46.7	224.1	7.6	5.6	25.0
Capital expenditure		(10.9)	35.8	62.3	(1.1)	4.3	7.9

AFRICAN REGION

		Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
YATELA - Attributable 40%		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Mined - 000	- tonnes / - tons	1,558	1,352	2,911	1,718	1,491	3,209
Volume mined - 000	- bcm / - bcy	741	666	1,407	969	872	1,841
Stripping ratio	- t (mined - treated) / t treated	4.92	4.97	4.95	4.92	4.97	4.95
Treated - 000	- tonnes / - tons	263	226	490	290	250	540
Yield	- g/t / - oz/t	3.28	3.38	3.33	0.096	0.099	0.097
Gold produced	- kg / - oz 000	863	766	1,629	28	25	52
Gold sold	- kg / - oz 000	892	958	1,850	29	31	59
Revenue	- R/kg / - $/oz - sold	91,564	73,511	82,216	278	274	276
Total cash costs	- R/kg / - $/oz - produced	50,163	39,359	45,083	151	146	149
Total production costs	- R/kg / - $/oz - produced	72,468	53,102	63,362	216	197	207
PRODUCTIVITY							
per employee	- g / - oz - target	2 709	1 819	1 992	87.10	58.49	64.05
	- actual	1 905	1 698	1 802	61.26	54.61	57.94
FINANCIAL RESULTS (MILLION)							
Gold income		81.7	70.4	152.1	8.0	8.4	16.4
Cost of sales		63.5	47.6	111.1	6.2	5.6	11.8
Cash operating costs		37.3	25.2	62.5	3.6	3.0	6.6
Other cash costs		6.0	5.0	10.9	0.6	0.6	1.2
Total cash costs		43.3	30.2	73.4	4.2	3.6	7.8
Rehabilitation and other non-cash costs		2.9	0.2	3.2	0.3	-	0.3
Production costs		46.2	30.4	76.6	4.5	3.6	8.1
Amortisation of mining assets		16.3	10.3	26.6	1.6	1.2	2.8
Inventory change		1.0	6.9	7.9	0.1	0.8	0.9
Operating profit		18.2	22.8	41.0	1.8	2.8	4.6
Capital expenditure		13.4	1.0	64.7	0.8	0.1	7.3

		Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
CRIPPLE CREEK & VICTOR J.V.		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Underground Operations							
Mined - 000	- tonnes / - tons	-	-	-	-	-	-
Treated - 000	- tonnes / - tons	-	-	-	-	-	-
Gold in ore	- kg / - oz 000	-	-	-	-	-	-
Yield	- g/t / - oz/t	-	-	-	-	-	-
Gold produced	- kg / - oz 000	-	-	-	-	-	-
Open-pit Operations							
Mined - 000	- tonnes / - tons	8,963	7,990	31,212	9,880	8,807	34,405
Stripping ratio	- t (mined - treated) / t treated	2.69	2.04	1.77	2.69	2.04	1.77
Treated - 000	- tonnes / - tons	2,429	2,630	11,259	2,678	2,899	12,411
Gold in ore	- kg / - oz 000	2,937	3,232	12,909	94	104	415
Yield	- g/t / - oz/t	0.58	0.72	0.59	0.017	0.021	0.017
Gold produced	- kg / - oz 000	1,401	1,899	6,656	45	61	214
Total							
Yield	- g/t / - oz/t	0.58	0.72	0.59	0.017	0.021	0.017
Gold produced	- kg / - oz 000	1,401	1,899	6,656	45	61	214
Gold sold	- kg / - oz 000	1,401	1,899	6,656	45	61	214
Revenue	- R/kg / - $/oz - sold	115,374	85,872	90,048	348	318	326
Total cash costs	- R/kg / - $/oz - produced	69,780	52,099	51,837	212	193	187
Total production costs	- R/kg / - $/oz - produced	102,678	76,005	76,845	312	281	277
PRODUCTIVITY							
per employee	- g / - oz - target	2,393	2,412	2,261	76.95	77.56	72.69
	- actual	1,666	2,255	1,997	53.57	72.51	64.21
FINANCIAL RESULTS (MILLION)							
Gold income		161.7	163.1	599.4	15.7	19.4	69.7
Cost of sales		143.8	144.4	511.5	14.0	17.1	59.3
Cash operating costs		139.4	112.1	452.8	13.6	13.3	52.3
Other cash costs		-	-	-	-	-	-
Total cash costs		139.4	112.1	452.8	13.6	13.3	52.3
Rehabilitation and other non-cash costs		(10.9)	(0.7)	(22.8)	(1.0)	(0.1)	(2.6)
Production costs		128.5	111.4	430.0	12.6	13.2	49.7
Amortisation of mining assets		57.0	46.1	189.3	5.5	5.5	21.9
Inventory change		(41.7)	(13.1)	(107.8)	(4.1)	(1.6)	(12.3)
Operating profit		17.9	18.7	87.9	1.7	2.3	10.4
Capital expenditure		339.0	166.4	745.5	32.3	19.8	82.2

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.
* Total cash cost calculation includes inventory

NORTH AMERICAN REGION

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
JERRITT CANYON J.V. - Attributable 70%			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes / - tons		257	311	1,185	283	343	1,306
Treated - 000	- tonnes / - tons		215	255	933	237	281	1,028
Gold in ore	- kg / - oz 000		2,490	1,738	7,414	80	56	238
Yield	- g/t / - oz/t		8.86	8.99	9.41	0.259	0.262	0.274
Gold produced	- kg / - oz 000		1,906	2,289	8,780	61	74	282
Open-pit Operations								
Mined	- tonnes / - tons - 000		-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated		-	-	-	-	-	-
Treated	- tonnes / - tons - 000		-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Total								
Yield	- g/t / - oz/t		8.86	8.99	9.41	0.259	0.262	0.274
Gold produced	- kg / - oz 000		1,906	2,290	8,780	61	74	282
Gold sold	- kg / - oz 000		1,906	2,290	8,780	61	73	282
Revenue	- R/kg / - $/oz	- sold	108,630	85,683	88,548	335	318	323
Total cash costs	- R/kg / - $/oz	- produced	80,818	54,108	61,555	248	200	223
Total production costs	- R/kg / - $/oz	- produced	110,878	70,222	81,580	341	260	296
PRODUCTIVITY								
per employee	- g / - oz	- target	2,751	2,714	2,637	88.46	87.26	84.79
		- actual	2,223	2,712	2,539	71.47	87.18	81.63
FINANCIAL RESULTS (MILLION)								
Gold income			206.1	196.1	776.9	20.5	23.4	91.2
Cost of sales			211.0	166.1	718.1	21.0	19.7	83.6
Cash operating costs			154.1	123.9	540.4	15.2	14.7	63.0
Other cash costs			-	-	-	-	-	-
Total cash costs			154.1	123.9	540.4	15.2	14.7	63.0
Rehabilitation and other non-cash costs			4.7	3.0	12.9	0.5	0.4	1.5
Production costs			158.8	126.9	553.3	15.7	15.1	64.5
Amortisation of mining assets			52.6	33.9	162.9	5.3	4.0	18.9
Inventory change			(0.4)	5.3	1.9	-	0.6	0.2
Operating profit			(4.9)	30.0	58.8	(0.5)	3.7	7.6
Capital expenditure			18.9	25.0	90.1	1.8	3.0	10.6

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
MORRO VELHO			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes / - tons		221	221	888	243	244	979
Treated - 000	- tonnes / - tons		225	218	890	248	241	982
Gold in ore	- kg / - oz 000		1,780	1,670	6,660	57	54	214
Yield	- g/t / - oz/t		7.30	7.14	6.97	0.213	0.208	0.203
Gold produced	- kg / - oz 000		1,645	1,558	6,208	53	50	200
Open-pit Operations								
Mined - 000	- tonnes / - tons		218	238	944	241	263	1,040
Stripping ratio	- t (mined - treated) / t treated		6.63	8.97	9.34	6.63	8.97	9.34
Treated - 000	- tonnes / - tons		29	24	91	32	26	101
Gold in ore	- kg / - oz 000		100	89	323	3	3	10
Yield	- g/t / - oz/t		3.31	3.49	3.32	0.097	0.102	0.097
Gold produced	- kg / - oz 000		95	83	303	3	3	10
Total								
Yield	- g/t / - oz/t		6.85	6.78	6.63	0.200	0.198	0.193
Gold produced	- kg / - oz 000		1,740	1,642	6,511	56	53	209
Gold sold	- kg / - oz 000		1,798	1,722	6,892	57	56	221
Revenue	- R/kg / - $/oz	- sold	109,488	85,590	89,987	333	318	323
Total cash costs	- R/kg / - $/oz	- produced	39,884	32,493	35,351	121	121	127
Total production costs	- R/kg / - $/oz	- produced	73,664	48,891	55,628	218	181	197
PRODUCTIVITY								
per employee	- g / - oz	- target	391	418	389	12.59	13.44	12.51
		- actual	396	381	380	12.72	12.25	12.21
FINANCIAL RESULTS (MILLION)								
Gold income			196.9	147.4	620.2	19.2	17.6	71.6
Cost of sales			131.3	98.1	389.9	12.7	11.6	44.4
Cash operating costs			67.8	52.1	225.4	6.6	6.2	26.1
Other cash costs			1.6	1.2	4.8	0.2	0.1	0.5
Total cash costs			69.4	53.3	230.2	6.8	6.3	26.6
Rehabilitation and other non-cash costs			27.1	1.8	32.1	2.4	0.2	3.0
Production costs			96.5	55.1	262.3	9.2	6.5	29.6
Amortisation of mining assets			31.7	25.1	99.9	3.1	3.0	11.5
Inventory change			3.1	17.9	27.7	0.4	2.1	3.3
Operating profit			65.6	49.3	230.3	6.5	6.0	27.2
Capital expenditure			20.5	25.0	84.4	2.0	3.0	9.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
SERRA GRANDE - Attributable 50%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes / - tons		93	91	363	102	100	400
Treated - 000	- tonnes / - tons		93	93	370	103	102	408
Gold in ore	- kg / - oz 000		745	824	3,148	24	26	101
Yield	- g/t / - oz/t		7.53	8.46	8.08	0.220	0.247	0.236
Gold produced	- kg / - oz 000		704	784	2,991	22	25	96
Open-pit Operations								
Mined - 000	- tonnes / - tons		-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated		-	-	-	-	-	-
Treated - 000	- tonnes / - tons		-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Total								
Yield	- g/t / - oz/t		7.53	8.46	8.08	0.220	0.247	0.236
Gold produced	- kg / - oz 000		704	784	2,991	22	25	96
Gold sold	- kg / - oz 000		710	784	3,044	23	26	98
Revenue	- R/kg / - $/oz	- sold	108,352	85,495	88,939	331	318	323
Total cash costs	- R/kg / - $/oz	- produced	36,621	27,005	29,729	111	100	107
Total production costs	- R/kg / - $/oz	- produced	55,620	41,784	45,781	169	155	166
PRODUCTIVITY								
per employee	- g / - oz	- target	879	958	929	28.27	30.79	29.86
		- actual	895	1,003	953	28.78	32.26	30.63
FINANCIAL RESULTS (MILLION)								
Gold income			76.9	67.1	270.8	7.6	8.0	31.6
Cost of sales			37.9	33.1	137.9	3.7	4.0	16.1
Cash operating costs			24.7	20.2	85.1	2.4	2.4	9.9
Other cash costs			1.0	1.0	3.8	0.1	0.1	0.4
Total cash costs			25.7	21.2	88.9	2.5	2.5	10.3
Rehabilitation and other non-cash costs			(1.0)	0.5	0.7	(0.1)	0.1	0.1
Production costs			24.7	21.7	89.6	2.4	2.6	10.4
Amortisation of mining assets			14.3	11.0	47.3	1.4	1.3	5.5
Inventory change			(1.1)	0.4	1.0	(0.1)	0.1	0.2
Operating profit			39.0	34.0	132.9	3.9	4.0	15.5
Capital expenditure			6.8	9.3	25.3	0.7	1.1	2.9

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
CERRO VANGUARDIA - Attributable 46.25%			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes / - tons		-	-	-	-	-	-
Treated - 000	- tonnes / - tons		-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Open-pit Operations								
Mined - 000	- tonnes / - tons		1,455	1,431	5,543	1,604	1,577	6,110
Stripping ratio	- t (mined - treated) / t treated		12.37	13.58	12.85	12.37	13.58	12.85
Treated - 000	- tonnes / - tons		109	98	400	120	108	441
Gold in ore	- kg / - oz 000		1,200	1,115	4,369	39	36	140
Yield	- g/t / - oz/t		10.62	10.89	10.51	0.310	0.318	0.307
Gold produced	- kg / - oz 000		1,155	1,068	4,207	38	34	136
Total								
Yield	- g/t / - oz/t		10.62	10.89	10.51	0.310	0.318	0.307
Gold produced	- kg / - oz 000		1,155	1,068	4,207	38	34	136
Gold sold	- kg / - oz 000		1,161	1,018	4,165	38	32	134
Revenue	- R/kg / - $/oz	- sold	99,783	78,556	82,597	301	290	295
Total cash costs	- R/kg / - $/oz	- produced	41,366	31,775	36,799	126	118	133
Total production costs	- R/kg / - $/oz	- produced	66,739	51,759	60,295	204	192	218
PRODUCTIVITY								
per employee	- g / - oz	- target	1,709	1,692	1,585	54.95	54.41	50.96
		- actual	2,128	1,893	1,947	68.41	60.88	62.61
FINANCIAL RESULTS (MILLION)								
Gold income			133.0	90.4	381.1	12.9	10.7	43.6
Cost of sales			75.8	56.7	254.2	7.5	6.7	29.5
Cash operating costs			39.5	27.9	130.3	3.9	3.3	15.1
Other cash costs			8.3	6.0	24.5	0.8	0.7	2.8
Total cash costs			47.8	33.9	154.8	4.7	4.0	17.9
Rehabilitation and other non-cash costs			(4.8)	2.1	0.7	(0.4)	0.2	0.3
Production costs			43.0	36.0	155.5	4.3	4.2	18.2
Amortisation of mining assets			34.2	19.3	98.2	3.3	2.3	11.2
Inventory change			(1.4)	1.4	0.5	(0.1)	0.2	0.1
Operating profit			57.2	33.7	126.9	5.4	4.0	14.1
Capital expenditure			5.4	7.6	38.4	0.5	0.9	4.6

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

AUSTRALIAN REGION

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
SUNRISE DAM				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined - 000	- bcm	/	- bcy	4,466	5,827	20,185	5,842	7,623	26,403
Treated - 000	- tonnes	/	- tons	761	712	2,412	838	785	2,658
Yield	- g/t	/	- oz/t	3.13	3.36	3.81	0.091	0.098	0.111
Gold produced	- kg	/	- oz 000	2,378	2,393	9,177	76	77	295
Gold sold	- kg	/	- oz 000	2,345	2,222	8,912	75	71	287
Revenue	- R/kg	/ - $/oz	- sold	108,987	87,144	87,560	324	321	311
Total cash costs	- R/kg	/ - $/oz	- produced	53,367	46,048	42,916	162	170	153
Total production costs	- R/kg	/ - $/oz	- produced	68,677	58,494	56,193	209	216	201
PRODUCTIVITY									
per employee	- g	/	- oz - target	2,945	2,545	2,451	94.69	81.82	78.82
			- actual	2,624	2,698	2,591	84.37	86.75	83.30
FINANCIAL RESULTS (MILLION)									
Gold income				255.5	193.7	780.4	24.4	22.9	89.1
Cost of sales				187.9	154.3	555.6	18.5	18.4	63.7
Cash operating costs				121.7	92.3	324.2	11.9	11.0	36.8
Other cash costs				5.2	17.9	69.6	0.5	2.1	8.5
Total cash costs				126.9	110.2	393.8	12.4	13.1	45.3
Rehabilitation and other non-cash costs				1.9	1.6	6.2	0.2	0.2	0.7
Production costs				128.8	111.8	400.0	12.6	13.3	46.0
Amortisation of mining assets				34.5	28.2	115.6	3.4	3.4	13.4
Inventory change				24.6	14.3	40.0	2.5	1.7	4.3
Operating profit				67.6	39.4	224.8	5.9	4.5	25.4
Capital expenditure				28.1	91.8	310.5	2.8	11.0	37.9

AUSTRALIAN REGION

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
BODDINGTON - Attributable 33.33%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined - 000	- bcm	/ - bcy		-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons		486	735	2,640	536	811	2,911
Yield	- g/t	/ - oz/t		1.09	0.92	0.92	0.032	0.027	0.027
Gold produced	- kg	/ - oz 000		531	679	2,425	17	22	78
Gold sold	- kg	/ - oz 000		614	673	2,465	20	22	79
Revenue	- R/kg	/ - $/oz	- sold	102,352	86,472	84,880	312	319	305
Total cash costs	- R/kg	/ - $/oz	- produced	49,985	47,472	51,119	161	176	190
Total production costs	- R/kg	/ - $/oz	- produced	56,176	48,678	57,475	179	181	213
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1,176	1,465	1,574	37.80	47.11	50.62
			- actual	2,025	1,691	1,553	65.09	54.37	49.94
FINANCIAL RESULTS (MILLION)									
Gold income				62.8	58.2	209.2	6.1	6.9	24.2
Cost of sales				41.1	38.7	157.0	4.0	4.6	18.5
Cash operating costs				25.3	31.0	119.5	2.6	3.7	14.3
Other cash costs				1.2	1.2	4.5	0.1	0.1	0.5
Total cash costs				26.5	32.2	124.0	2.7	3.8	14.8
Rehabilitation and other non-cash costs				1.8	-	1.8	0.2	-	0.2
Production costs				28.3	32.2	125.8	2.9	3.8	15.0
Amortisation of mining assets				1.4	0.8	13.6	0.1	0.1	1.7
Inventory change				11.4	5.7	17.6	1.0	0.7	1.8
Operating profit				21.7	19.5	52.2	2.1	2.3	5.7
Capital expenditure				2.0	-	5.6	0.1	-	0.6

AUSTRALIAN REGION

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
TANAMI - Attributable 40%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined - 000	- bcm	/	- bcy	-	25	760	-	33	994
Treated - 000	- tonnes	/	- tons	-	153	370	-	169	408
Yield	- g/t	/	- oz/t	-	1.25	1.81	-	0.036	0.053
Gold produced	- kg	/	- oz 000	26	191	669	-	6	21
Gold sold	- kg	/	- oz 000	25	188	659	1	6	21
Revenue	- R/kg	/ - $/oz	- sold	84,377	85,137	78,390	283	315	300
Total cash costs	- R/kg	/ - $/oz	- produced	-	64,301	70,894	-	239	278
Total production costs	- R/kg	/ - $/oz	- produced	67,499	84,277	86,105	214	314	332
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1,314	1,583	1,443	42.23	50.90	46.41
			- actual	1,257	1,396	1,055	40.40	44.89	33.91
FINANCIAL RESULTS (MILLION)									
Gold income				2.1	16.0	51.6	0.2	1.9	6.4
Cost of sales				8.2	17.9	63.6	0.9	2.1	7.6
Cash operating costs				(1.2)	11.9	46.3	(0.1)	1.4	5.8
Other cash costs				(0.1)	0.4	1.1	-	-	0.1
Total cash costs				(1.3)	12.3	47.4	(0.1)	1.4	5.9
Rehabilitation and other non-cash costs				1.7	2.4	4.1	0.2	0.3	0.4
Production costs				0.4	14.7	51.5	0.1	1.7	6.3
Amortisation of mining assets				1.3	1.5	6.1	0.1	0.2	0.7
Inventory change				6.5	1.7	6.0	0.7	0.2	0.6
Operating profit				(6.1)	(1.9)	(12.0)	(0.7)	(0.2)	(1.2)
Capital expenditure				1.5	-	3.4	0.2	-	0.4

AUSTRALIAN REGION

				Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
UNION REEFS				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined - 000	- bcm	/	- bcy	1,128	1,317	4,565	1,475	1,723	5,971
Treated - 000	- tonnes	/	- tons	606	674	2,602	668	743	2,869
Yield	- g/t	/	- oz/t	1.53	1.36	1.36	0.046	0.038	0.040
Gold produced	- kg	/	- oz 000	928	915	3,548	31	29	114
Gold sold	- kg	/	- oz 000	973	898	3,552	31	29	114
Revenue	- R/kg	/ - $/oz	- sold	107,072	85,446	86,584	320	316	307
Total cash costs	- R/kg	/ - $/oz	- produced	78,059	62,595	64,208	237	232	230
Total production costs	- R/kg	/ - $/oz	- produced	93,185	69,870	74,426	283	259	267
PRODUCTIVITY									
per employee	- g	/ - oz	- target	2,866	2,585	2,313	92.13	83.12	74.37
			- actual	1,883	1,824	1,795	60.56	58.65	57.70
FINANCIAL RESULTS (MILLION)									
Gold income				104.2	76.8	307.6	10.0	9.1	35.1
Cost of sales				89.3	61.3	284.7	8.6	7.3	32.8
Cash operating costs				72.5	55.4	229.0	7.1	6.6	26.4
Other cash costs				-	1.8	(1.2)	-	0.2	(0.2)
Total cash costs				72.5	57.2	227.8	7.1	6.8	26.2
Rehabilitation costs				1.5	0.8	5.0	0.1	0.1	0.6
Production costs				74.0	58.0	232.8	7.2	6.9	26.8
Amortisation of mining assets				12.5	5.9	31.3	1.2	0.7	3.6
Inventory change				2.8	(2.6)	20.6	0.2	(0.3)	2.4
Operating profit				14.9	15.5	22.9	1.4	1.8	2.3
Capital expenditure				-	1.7	1.8	-	0.2	0.3

AUSTRALIAN REGION

			Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001	Quarter ended December 2001	Quarter ended September 2001	Year ended December 2001
BROCKS CREEK			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Volume mined - 000	- bcm	/ - bcy	-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	-	-	-	-
Gold produced	- kg	/ - oz 000	-	-	-	-	-	-
Gold sold	- kg	/ - oz 000	-	-	-	-	-	-
Revenue	- R/kg	/ - $/oz - sold	-	-	-	-	-	-
Total cash costs	- R/kg	/ - $/oz - produced	-	-	-	-	-	-
Total production costs	- R/kg	/ - $/oz - produced	-	-	-	-	-	-
PRODUCTIVITY								
per employee	- g	/ - oz - target	-	-	-	-	-	-
		- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)								
Gold income			-	-	-	-	-	-
Cost of sales			(0.1)	0.5	0.5	-	0.1	0.1
Cash operating costs			(0.1)	0.5	0.5	-	0.1	0.1
Other cash costs			-	-	-	-	-	-
Total cash costs			(0.1)	0.5	0.5	-	0.1	0.1
Rehabilitation costs			-	-	-	-	-	-
Production costs			(0.1)	0.5	0.5	-	0.1	0.1
Amortisation of mining assets			-	-	-	-	-	-
Inventory change			-	-	-	-	-	-
Operating profit			0.1	(0.5)	(0.5)	-	(0.1)	(0.1)
Capital expenditure			-	-	0.2	-	-	-

DIRECTORATE AND ADMINISTRATION

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey*   (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung#
A W Lea   (Alternate: P G Whitcutt)
T J Motlatsi
W A Nairn   (Alternate: A H Calver*)
J Ogilvie Thompson
N F Oppenheimer
A J Trahar

* British
# American

OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792

United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710

ADR DEPOSITARY
The Bank of New York
620 Avenue of the Americas
6th Floor
New York, NY 10011
United States of America
Telephone: +1 646 885 3294
Fax: +1 646 885 3043

AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

CONTACTS

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6107
E-mail: pbaldwin@anglogold.com

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com

67, rue du Rhone
4th Floor
1207 Geneva
Switzerland

Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com

4th Floor, The Linen Hall
162-168 Regent Street
London W1B 5TE
England

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth WA 6000
(PO Box Z5046, Perth WA6831)
Australia

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

*Global Buy*DIRECT^{SM}
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.

For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or write to:
The Bank of New York
Shareholder Relations Department –
*Global Buy*DIRECT^{SM}
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                                       Name: C R Bull
                                                       Title: Company Secretary